Edificio MAPFRE - Carretera de Pozuelo, 52 - 28220 Majadahonda **Madrid** España
T +34 915 81 11 00 - **F** +34 915 81 11 34

MAPFRE

Madrid, 26 October 2009

SECURITIES & EXCHANGE COMMISSION
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 3-2
Washington D.C. 20549
U.S.A.

Dear Sirs,

Re: CORPORACION MAPFRE, S.A., File number 82/1987

Enclosed is a copy of the information recently sent to the Comisión Nacional del Mercado de Valores, submitted to you in order to maintain our exemption pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934. We also confirm that the Schedule of Information included in our letter of 9 September 1991 has not changed.

Yours truly,

Luigi Lubelli
Finance Director

Reg. Merc. de Madrid, Tomo 307, Libro 0, Folio 94, Sección 8, Hoja M-6152 - CIF A-08/055741

PRESS RELEASE

MAPFRE

MAPFRE AND BANCO DO BRASIL SIGN A MEMORANDUM OF UNDERSTANDING TO NEGOTIATE THE JOINT DEVELOPMENT OF THE INSURANCE BUSINESSES OF BOTH GROUPS IN THE BRAZILIAN MARKET

MAPFRE and BANCO DO BRASIL have signed a Memorandum of Understanding to negotiate the establishment of a strategic alliance. The objective would be to jointly develop the insurance businesses of both Groups in the Brazilian market in the Personal, Property and Motor insurance lines, which will benefit from the structures and capabilities of BANCO DO BRASIL and MAPFRE.

The constitution of the agreement will lead to the creation of one of the most important insurance groups in Brazil, which would consolidate the joint positions of both partners in this sector with a market share of 16% and premiums of BRL 4,000 million (EUR 1,530 million, approximately) during the first seven months of 2009. In addition, the new insurance Group will be the leading company in the Brazilian market for Personal assurance and will become the second company in Property and Casualty lines.

Within the framework of MAPFRE's international expansion, the Brazilian market has an important strategic value. It has a presence there since 1991, and since 2005 has an agreement with BANCO NOSSA CAIXA (subsidiary of BANCO DO BRASIL) which has been highly successful, both in terms of results as well as business model.

BANCO DO BRASIL, Brazil's leading financial institution, is quoted on the "Novo Mercado" with a free float of approximately 21.70%. Its main shareholder is the Federal Republic of Brazil ("Republica Federativa do Brasil"). The bank has the largest presence in the country (presence in 59% of Brazil's cities with nearly 5,000 branches) and is clearly the leading retail bank in the market: 34 million customers (30% market share), USD 139,000 million in deposits (23% market share) and 24 million credit cards in issuance.

PRESS RELEASE

MAPFRE is the leading Spanish insurance company, with a presence in 45 countries, specialised in the insurance, reinsurance and assistance markets in Latin America, where the Group is the leading Non-life insurer. MAPFRE has more than 34,600 employees and over 13 million customers throughout the world. In the first half of 2009, it recorded a net result of over EUR 530 million and revenues exceeded EUR 10,000 million.

Madrid, 6th October 2009. For further information, please contact MAPFRE, Corporate Department of Communications and Social Responsibility, (phone 91 581 81 96 and 91 581 87 14, fax 91 581 83 82, e-mail: susanadiaz@mapfre.com; joaquinhernandez@mapfre.com.

MAPFRE

RECEIVED
2009 NOV -3 A 8:17

DIVIDEND REINVESTMENT PLAN IN NEWLY ISSUED SHARES

Approval of the distribution of an interim dividend against 2009 results of 0.07 euros gross per share to shares numbered 1 through to 2,863,410,355, each inclusive, payable on the day following the end of the subscription period of the capital increase referred hereto within this document. The Board of Directors of the Company has approved a dividend reinvestment plan of said dividend by means of the subscription of newly issued shares, under the following terms:

Reinvestment of dividends

The reinvestment of the interim dividend against the 2009 results shall take place by means of the appropriate capital increase, to which will be eligible all shareholders of the Company at the close of the market on the day prior to the payment of said interim dividend who does not sell his/her rights .

Said shareholders will be eligible to reinvest up to 82% of the gross dividend corresponding to the shares they own, in new shares of the Company, issued under the terms contained in the following section.

Said percentage is the result of applying a withholding tax of 18%, and provides an equitable treatment to shareholders, as well as the maintenance of their participation percentage in the share capital.

Capital increase

In order to implement the dividend reinvestment plan, the Board of Directors, pursuant to the authorization conferred by the General Meeting on 7th March 2009, agreed to increase the share capital in the amount corresponding to the payment of the final dividend for a maximum total amount, including the issuance premium, of 164,047,380.91 Euros.

The issuance price of the new shares (3,151%) is the result of comparing the average closing prices of MAPFRE S.A.'s shares, on the continuous market (SIBE), thirty (30) calendar days prior to 26th October 2009 (from 26th September 2009 to 25th October 2009, inclusive), with the volume weighted average price of MAPFRE's shares for those transactions undertaken on 23rd October 2009, the last effective date from a market perspective, prior to the adoption of the capital increase proposal, with the application of the first calculation, given it is lower than the latter.

The new shares to be issued shall grant its owners the same political and economic rights to shares currently in circulation.

Admission for listing to the Madrid and Barcelona Stock Exchanges of the new Company shares issued, resultant from the capital increase, will be requested.

Reinvestment Procedure

Shareholders shall give instructions to his/her Custodian bank where the shares are deposited for its subscription/reinvestment within the subscription period of the newly issued shares.

CARTERA MAPFRE, the main shareholder of MAPFRE, S.A, will inform the CNMV about its intention to subscribe its share of the capital increase.

****

For the execution of the dividend reinvestment plan exposed above, the Board of Directors has resolved to:

1. Approve the reinvestment plan for the foreseen interim dividend against 2009 results into newly issued shares as a result of the capital increase described under the following resolution.

2. Increase the share capital, in exercise of the authorisation granted in General Meeting on 7th March 2009, in the amount of 5,206,200.60 euros, by means of the issuance and circulation of 52,062,006 ordinary shares, of 0.10 euros par value each, of the same class and series as before, numbered consecutively 2,863,410,356 to 2,915,472,361, each inclusive, whose subscription and payment shall take place in the following terms:

    a) Shares will be issued at 3.151%, that is, at 3.151 euros each, 0.10 of which corresponds to nominal value and the remainder, 3.051 euros to legal reserves, until said reserves reach 20% of the share capital; the excess over such amount shall be added to voluntary reserves.

    b) New shares shall be paid in full at the moment of its subscription in cash.

    c) The new shares will participate in the results which will be distributed from 1st January 2010 onwards.

    d) Existing shareholders shall have pre-emptive rights for the subscription of the newly issued shares as stated in the Companies Act; the period for pre-emption rights encompasses the 15 days after the rights offering is announced on the official news board of the Registrar of Companies (Boletín Oficial del Registro Mercantil); in order to subscribe for one new share, he/she must be in possession of at least 55 old shares.

    e) If, once the period for pre-emption rights is finalised, the shares corresponding to the foreseen capital increase were not subscribed for and paid-up in full, the share capital shall be increased in the actual subscription amount.

* * * * * * * * * * * * *

MAPFRE

MAPFRE'S REVENUES INCREASED 9.9% IN THE FIRST NINE MONTHS OF THE YEAR, TO €14,350 MILLION, OBTAINING A NET ATTRIBUTABLE RESULT OF €743.4 MILLION, NEARLY A 4% RISE OVER 2008

AN INTERIM DIVIDEND OF €0.07 PER SHARE WILL BE PAID

- **The international and reinsurance businesses - key factors in the growth of the net attributable result.**
- **The international business (including reinsurance) contributes 50% of premiums and 32% of results, and is the main driver of the Group's growth.**
- **The Group has signed a memorandum of understanding with Banco do Brasil to establish a strategic alliance in the Personal, Property and Motor insurance businesses.**
- **The Board of Directors has agreed to pay a gross interim dividend of €0.07 per share and offer again shareholders the possibility to reinvest this dividend in newly issued shares. The total gross dividend paid during the year amounts to €0.15 per share, a 7.1% rise over the previous year.**

MAPFRE has released today its results for the first nine months of 2009, in which it has obtained a net attributable result of €743.4 million, a 3.9% increase with regard to the same period of last year.

Revenues exceeded €14,350 million, a 9.9% rise, and premiums increased by 11.6%, reaching €11,901.7 million. The international business (including reinsurance) continues driving the Group's growth, contributing already 50% of premiums and over 32% of results. In the domestic business, which recorded a significant pick-up in Life assurance, the decline in premiums was less pronounced than in the previous quarter.

Over the first nine months of the year, MAPFRE has increased its equity by 16.5%, to €5,908.5 million, and has reduced its debt by €657.9 million. Over the last twelve months, its debt has fallen by €1,030.4 million.

Business performance in Spain:

In the Spanish market, MAPFRE recorded total premiums of €6,227.4 million, a 0.5% decline.

- Premiums at MAPFRE FAMILIAR reached €3,225.8 million, a 4.2% decrease versus the first nine months of 2008. It is worth noting the good performance of the Homeowner and Health insurance lines, where premiums grew by 4.4% and 9.1%, respectively.

- The Life and Savings business performed well in the first nine months of the year, increasing its premiums by 9.7%, to €1,822.9 million, the good development of sales through the MAPFRE network and the bank channel being noteworthy. The funds managed by the Group in Life and Savings products reached €22,321.7 million.

- Premiums at MAPFRE EMPRESAS have declined 4%, to €1,228.7 million, thus reflecting a contraction in sales in the Industrial Risks segment in Spain. The Global Risks business reached €688.9 million, a 9.4% increase.

Business performance abroad:

The international business continues showing its strength and increasing its contribution to the Group. Its premiums amounted to €6,247.3 million, with a significant growth of 26%.

- Premiums at MAPFRE AMÉRICA reached €3,147 million, a 19.2% increase, thanks to the excellent business performance in Brazil, Colombia and Venezuela, especially in the Health, Accident and Life Assurance lines.

It should be mentioned that MAPFRE and BANCO DO BRASIL have recently signed a memorandum of understanding to negotiate the establishment of a strategic alliance to jointly develop the Personal, Property and Motor insurance businesses of both groups in the Brazilian market, which will benefit from the structures and capabilities of BANCO DO BRASIL and MAPFRE. This agreement, when implemented, will lead to the creation of one of the leading insurance groups in Brazil and will consolidate the joint position of both partners in the sector with a market share of 16% and premiums of approximately €1,530 million in the first seven months of 2009. Furthermore, the new insurance Group will be the leading company in the Brazilian market for Personal insurance and will rank as the second largest company in Property and Casualty lines

- Premiums at the International Operating Unit amounted to €1,285.1 million and reflect mainly the consolidation of THE COMMERCE GROUP as well as the favourable business performance of this subsidiary in the first nine months of the year.

- In a difficult environment, MAPFRE RE's growth remains outstanding, increasing its premiums by 14.6% to over €1,553 million.

- MAPFRE ASISTENCIA's revenues (premiums and revenues from the sale of services) recorded an 11.7% rise, to €370 million.

Interim dividend and scrip dividend plan

The Board of Directors has agreed to pay an interim dividend of €0.07 per share. It has also resolved to offer again shareholders the possibility to reinvest said dividend in newly issued shares of the company by means of a capital increase devised and agreed upon specifically for that purpose. The scrip dividend plan is subject to the following terms:

- The reinvestment is optional, so that shareholders may choose to continue receiving their dividend in cash.

- Any shareholder who holds at least 55 shares or rights may exercise the option during the pre-empting right period, which will finalise on the day prior to the payment of said dividend.

- The issue price will be €3.151 per share, equivalent to the average closing price of MAPFRE's shares, thirty calendar days prior to the 26th October 2009.

Madrid, 26th October 2009.

For further information, please contact MAPFRE, Corporate Department of Communications and Social Responsibility, (phone 91 581 87 14 or 91 581 46 53, fax 91 581 83 82, e-mail: susanadiaz@mapfre.com; joaquinhernandez@mapfre.com)

QUARTERLY INFORMATION
(INTERIM DECLARATION OR QUARTERLY FINANCIAL REPORT)

QUARTER: **Third** YEAR: **2009**

END OF REPORTING PERIOD: **30/09/2009**

I. ISSUER IDENTIFICATION INFORMATION

Corporate name:	MAPFRE, S.A.

Legal address:	Paseo de Recoletos, 25. 28004 MADRID	**TAX ID** A-08055741

II. COMPLEMENTARY INFORMATION TO PREVIOUSLY RELEASED REGULATORY FILINGS

Explanation of the main changes with respect to previously filed information: **(only to be completed for those conditions stipulated in section B) of the instructions)**

OPERATING REVENUES AND FUNDS UNDER MANAGEMENT

Direct insurance and accepted reinsurance premiums written by the subsidiaries of the Company amounted to €12,524.7 million in the first nine months of 2009, an 11.2% increase. Consolidated premiums totalled €11,901.7 million, a rise of 11.6%. Total operating revenues reached €14,589.0 million, including €234.1 million of new gross contributions to pension funds. The breakdown of these revenues by business line is shown in the following table:

	9M 2009	9M 2008	% 09/08
Companies operating mainly in Spain	**7,980.7**	**8,066.3**	**-1.1%**
- Gross written and accepted premiums	6,277.4	6,307.5	-0.5%
- Income from investments	1,250.0	1,245.2	0.4%
- Other revenues	453.3	513.6	-11.7%
Companies operating mainly abroad	**7,046.2**	**5,645.6**	**24.8%**
- Gross written and accepted premiums	6,247.3	4,957.3	26.0%
- Income from investments	643.2	551.2	16.7%
- Other revenues	155.6	137.2	13.4%
Parent company	**676.9**	**488.0**	**38.7%**
TOTAL REVENUES	**15,703.7**	**14,200.0**	**10.6%**
Consolidation adjustments and other companies	-1,348.8	-1,143.3	18.0%
TOTAL CONSOLIDATED REVENUES	**14,354.9**	**13,056.7**	**9.9%**
Gross contributions to pension funds	234.1	321.9	-27.3%
TOTAL REVENUES FROM OPERATIONS	**14,589.0**	**13,378.6**	**9.0%**

Figures in million euros

In the third quarter of 2009, both the total cumulative and total consolidated revenues exceeded the figures for the previous year, having grown 10.6% and 9.9%, respectively, as a consequence of the following factors:

- sustained growth in Latin America;
- the inclusion of THE COMMERCE GROUP;
- the growth in Life assurance in Spain, which has almost totally compensated for the contraction in the Non-Life insurance segment.

The following table shows the evolution of funds under management in Life assurance and Savings products:

	9M 2009	9M 2008	% 09/08
Life assurance technical reserves	17,835.7	16,767.8	6.4%
Pension funds	3,638.8	3,435.4	5.9%
Mutual funds and managed portfolios	2,529.0	3,222.0	-21.5%
TOTAL	**24,003.5**	**23,425.2**	**2.5%**

Figures in million euros

The variation in funds under management during the third quarter of 2009 mainly reflects: the inclusion of UNION DUERO VIDA and DUERO PENSIONES; the winning of new business through the agents channel; surrenders and maturities in Life assurance in the bancassurance channel; reimbursements of mutual and pension funds, although net contributions were positive in the third quarter; the recovery in the market value of financial assets; and sustained business growth in Brazil.

Excluding the effect of the adjustments arising from the change in the market value of the assets backing Life assurance technical reserves, funds under management would decrease 0.1%.

Spain

Direct insurance and accepted reinsurance premiums written by the companies that operate primarily in Spain reached €6,277.4 million, to which €234.1 million of new gross contributions to pension funds must be added, with the following breakdown by company:

	9M 2009	9M 2008	% 09/08
MAPFRE FAMILIAR[1]	3,225.8	3,365.5	-4.2%
MAPFRE EMPRESAS[1]	1,228.7	1,279.6	-4.0%
NON-LIFE INSURANCE IN SPAIN	**4,454.5**	**4,645.1**	**-4.1%**
LIFE SAVINGS	1,538.8	1,396.8	10.2%
Agents channel	872.9	786.9	10.9%
Bank channel - CAJA MADRID	356.5	435.9	-18.2%
Bank channel - Other[2]	309.4	174.0	77.8%
LIFE PROTECTION	284.1	265.7	6.9%
Agents channel	127.6	127.9	-0.2%
Bank channel - CAJA MADRID	99.0	93.9	5.4%
Bank channel - Other[2]	57.5	43.8	31.3%
LIFE ASSURANCE IN SPAIN[2]	**1,822.9**	**1,662.4**	**9.7%**
TOTAL PREMIUMS	**6,277.4**	**6,307.5**	**-0.5%**
Gross contributions to pension funds	**234.1**	**321.9**	**-27.3%**

Figures in million euros

(1) Figures for MAPFRE FAMILIAR include the AGRICULTURAL AND LIVESTOCK UNIT's retail business portfolio. The rest of the AGRICULTURAL AND LIVESTOCK UNIT's business is included in MAPFRE EMPRESAS.

(2) Includes BANKINTER VIDA, CCM VIDA Y PENSIONES and UNIÓN DUERO VIDA (the latter consolidated from 1.7.2008). MAPFRE VIDA's branch in Portugal is included in MAPFRE SEGUROS GERAIS (MAPFRE INTERNACIONAL).

The variation in premiums at MAPFRE FAMILIAR reflects:

- a 9.2% decline in Motor insurance, which again was more moderate than in the first months of the year, thanks to sales and loyalty initiatives, the launch of new products designed for specific segments of the customer base and to the incipient recovery in car sales. At the end of the period, MAPFRE insured 5,834,000 vehicles in Spain;
- the good performance of Homeowner (+4.4%) and Condominiums (+2.3%) insurance;
- the 4.9% rise in Health, Accident and Burial insurance, thanks to the strength of Health insurance (+9.1%).

Premiums development at MAPFRE EMPRESAS reflects the good performance of the Global Risks business, the contraction in the Industrial Risks line due to the slowdown in economic activity in Spain, and in the Credit line, as a result of the non-renewal of loss-making portfolios.

The evolution of Life assurance premiums reflects:

- a larger issuance of unit-linked insurance and PPAs (Assured Pension Plans) through the agents channel;
- a comparatively lower volume of Life – Savings products through the bancassurance channel;
- the good performance of Life – Protection premiums, which have grown 7%;
- the lower volume of business in the large corporate clients segment (€56.6 million versus €73.7 million in 9M 2008);
- the inclusion of UNION DUERO VIDA.

The following table shows the breakdown by company of premiums written through the agents and bank channels:

	AGENTS AND OTHER			BANK CHANNEL			TOTAL		
	9M 2009	9M 2008	**Var. %**	**9M 2009**	9M 2008	**Var. %**	**9M 2009**	9M 2008	**Var. %**
LIFE[1]	943.9	841.1	12.2%	822.4	747.6	10.0%	1,766.3	1,588.7	11.2%
MAPFRE FAMILIAR[2]	3,081.7	3,209.8	-4.0%	144.1	155.7	-7.5%	3,225.8	3,365.5	-4.2%
MAPFRE EMPRESAS[2]	1,219.0	1,263.6	-3.5%	9.7	16.0	-39.4%	1,228.7	1,279.6	-4.0%
NON-LIFE	4,300.7	4,473.4	-3.9%	153.8	171.7	-10.4%	4,454.5	4,645.1	-4.1%
LIFE[1]									
MAPFRE VIDA - Large corporate operations							56.6	73.7	-23.2%
TOTAL[1]	5,244.6	5,314.5	-1.3%	976.2	919.3	6.2%	6,277.4	6,307.5	-0.5%

Figures in million euros

(1) Includes BANKINTER VIDA, CCM VIDA Y PENSIONES and UNIÓN DUERO VIDA (the latter consolidated from 1.7.2008). MAPFRE VIDA's branch in Portugal is included in MAPFRE SEGUROS GERAIS (MAPFRE INTERNACIONAL).

(2) Figures for MAPFRE FAMILIAR include the AGRICULTURAL AND LIVESTOCK UNIT's retail business portfolio. The rest of the AGRICULTURAL AND LIVESTOCK UNIT's business is included in MAPFRE EMPRESAS

Other revenues from companies that operate primarily in Spain reached €453.3 million, a decrease of 11.7% over the previous year. Their breakdown by company is shown in the following table:

	9M 2009	9M 2008	% 09/08
MAPFRE INVERSIÓN and subsidiaries	62.6	76.4	-18.1%
MAPFRE INMUEBLES	33.4	48.7	-31.4%
MAPFRE QUAVITAE	103.1	89.7	14.9%
Other entities	254.1	298.8	-15.0%
TOTAL	**453.3**	**513.6**	**-11.7%**

Figures in million euros

The subsidiaries that operate in stockbroking, as well as mutual and pension fund management, which are grouped under MAPFRE INVERSIÓN, obtained revenues of €62.6 million, an 18.1% decrease versus 9M 2008. The volume of assets in mutual funds and managed portfolios stood at €2,529.0 million, equivalent to a 21.5% decrease. At the end of the third quarter of 2009, assets managed in pension funds reached €1,572.0 million, an increase of 4.0%.

The decrease in "Other entities" reflects primarily a lower business volume at the subsidiaries of MAPFRE FAMILIAR.

International

Premiums written and accepted by the companies whose activity is primarily international evolved as follows:

	9M 2009	9M 2008	% 09/08
Life	715.1	575.8	24.2%
LATIN AMERICA	688.3	545.1	26.3%
OTHER COUNTRIES[1]	26.8	30.7	-12.7%
Non-life	3,716.9	2,788.4	33.3%
LATIN AMERICA	2,458.7	2,095.8	17.3%
OTHER COUNTRIES[1]	1,258.2	692.6	81.7%
DIRECT INSURANCE	**4,432.0**	**3,364.2**	**31.7%**
ACCEPTED REINSURANCE	1,553.0	1,355.3	14.6%
ASSISTANCE	262.3	237.8	10.3%
TOTAL CUMULATIVE PREMIUMS	**6,247.3**	**4,957.3**	**26.0%**

Figures in million euros

(1) Includes THE COMMERCE GROUP (USA), MAPFRE USA, MAPFRE INSULAR (the Philippines), MAPFRE GENEL SIGORTA (Turkey) and the businesses in Portugal.

The strong premiums growth at MAPFRE AMÉRICA reflects:

- the excellent business performance in Brazil, Colombia and Venezuela, especially in the Health, Accident and Life assurance lines;
- the strength of the regional network and the new distribution channels, which compensated for the non-renewal of some corporate accounts.

The following table shows the breakdown of the growth rates of Direct Insurance premiums achieved in the various countries:

	PREMIUMS (LIFE AND NON-LIFE)			
COUNTRY	9M 2009	9M 2008	% 09/08	Local Currency % 09/08
BRAZIL(1)	**1,197.6**	1,055.2	13.5%	24.2%
VENEZUELA	**564.0**	315.1	79.0%	60.6%
MEXICO	**299.9**	313.7	-4.4%	12.1%
ARGENTINA	**307.5**	279.5	10.0%	18.2%
PUERTO RICO	**219.6**	232.3	-5.5%	-15.2%
OTHER COUNTRIES(2)	**558.4**	445.1	25.5%	---
MAPFRE AMERICA	**3,147.0**	2,640.9	19.2%	---

Figures in million euros

(1) Figures for Brazil in 9M 2009 include premiums from MAPFRE NOSSA CAIXA of €170.8 million (€134.2 million in 9M 2008).

(2) Includes Chile, Colombia, the Dominican Republic, Ecuador, El Salvador, Paraguay, Peru and Uruguay.

The INTERNATIONAL OPERATING UNIT obtained a total premiums volume of €1,285.1 million, with a notable increase due to the inclusion of the US insurance group THE COMMERCE GROUP. The breakdown of the growth rates of Direct Insurance premiums achieved in the various countries is shown in the following table.

	PREMIUMS (LIFE AND NON-LIFE)			
COUNTRY	9M 2009	9M 2008	% 09/08	Local currency % 09/08
USA(1)	**994.4**	411.9	---	---
TURKEY	**163.3**	181.9	-10.2%	3.3%
PORTUGAL	**108.6**	111.7	-2.8%	-2.8%
PHILIPPINES	**18.8**	17.8	5.6%	5.0%
INTERNATIONAL OPERATING UNIT	**1,285.1**	723.3	77.7%	

Figures in million euros

(1) THE COMMERCE GROUP took over MAPFRE USA during the third quarter of 2009. Does not include Puerto Rico.

In the accepted reinsurance business, MAPFRE RE and its subsidiaries recorded a consolidated volume of premiums of €1,553.0 million (€1,355.3 million in the third quarter of 2008). The 14.6% growth continues reflecting the winning of new business and quota increases in existing contracts, as well as larger cessions from the Group's international subsidiaries. Net written premiums amounted to €1,063.2 million, which is equal to a retention rate of 68.5% (67.6% in the third quarter of 2008).

The total revenues (premiums and revenues from the sale of services) at MAPFRE ASISTENCIA and its subsidiaries reached €370.0 million, an 11.7% increase over the same period of the previous year. Of these, €262.3 million corresponded to written and accepted premiums, with a 10.3% increase, and €107.7 million to revenues from services, a 15.4% rise.

MANAGEMENT RATIOS

In Non-life lines, the consolidated combined ratio was 95.1%. The increase in the combined ratio reflects: a higher loss ratio at MAPFRE FAMILIAR and MAPFRE AMÉRICA, partly offset by an improvement at MAPFRE RE; an increase in the expense ratio at MAPFRE EMPRESAS and MAPFRE RE, partly mitigated by the reduction at MAPFRE AMÉRICA; as well as the inclusion of THE COMMERCE GROUP. The development of the main management ratios is shown in the following table:

	RATIOS					
	EXPENSE RATIO(1)		LOSS RATIO(2)		COMBINED RATIO(3)	
COMPANY	**9M 2009**	9M 2008	**9M 2009**	9M 2008	**9M 2009**	9M 2008
MAPFRE S.A. consolidated	**25.0%**	23.9%	**70.1%**	69.1%	**95.1%**	93.0%
Companies operating primarily in Spain						
MAPFRE FAMILIAR(4)	**18.0%**	17.9%	**71.9%**	70.5%	**89.9%**	88.4%
MAPFRE EMPRESAS(5)	**25.9%**	19.2%	**67.9%**	67.8%	**93.8%**	87.0%
TOTAL NON-LIFE SPAIN	**19.2%**	18.1%	**71.3%**	70.1%	**90.5%**	88.2%
LIFE ASSURANCE OP. UNIT(6)	**1.03%**	0.94%				
Companies operating primarily abroad						
MAPFRE AMÉRICA	**32.8%**	34.1%	**70.6%**	68.6%	**103.4%**	102.7%
INTERNATIONAL OP. UNIT	**27.0%**	25.4%	**71.8%**	69.8%	**98.8%**	95.2%
INT'L. DIRECT INSURANCE DIVISION	**31.0%**	32.1%	**71.0%**	68.9%	**102.0%**	101.0%
MAPFRE RE	**30.1%**	29.2%	**63.0%**	65.2%	**93.1%**	94.4%
MAPFRE ASISTENCIA	**26.5%**	25.3%	**66.1%**	68.5%	**92.6%**	93.8%

(1) (Operating expenses, net of reinsurance + profit sharing and returns – other technical income + other technical expenses) / Net premiums earned. Figures for the Non-life business.

(2) (Net claims incurred + variation of other technical reserves) / Net premiums earned. Figures for the Non-life business.

(3) Combined ratio = Expense ratio + Loss ratio. Figures for the Non-life business.

(4) Figures for MAPFRE FAMILIAR include the AGRICULTURAL AND LIVESTOCK UNIT's retail business portfolio. The rest of the AGRICULTURAL AND LIVESTOCK UNIT's business is included in MAPFRE EMPRESAS.

(5) Given their importance, the net revenues from the risk classification activities of the credit and surety business are subtracted from the numerator of the expense ratio.

(6) Net operating expenses / average third party funds under management. Annualised figures for MAPFRE VIDA.

RESULTS

The net result attributable to the parent company (after minority interests) reached €743.4 million, a 3.9% increase.

The following table shows the sources and breakdown of results:

	9M 2009	9M 2008	% Var.
NON-LIFE INSURANCE AND REINSURANCE			
Gross written and accepted premiums	9,224.6	8,354.9	10.4%
Premiums earned, net of ceded and retroceded reinsurance	7,606.4	6,669.9	14.0%
Net claims incurred and variation in other technical provisions	-5,332.8	-4,610.7	15.7%
Operating expenses, net of reinsurance	-1,874.4	-1,556.3	20.4%
Other technical income and expenses	-30.4	-35.3	-13.9%
Technical Result	**368.8**	**467.6**	**-21.1%**
Net fin'l. income and other non-technical income and expenses	536.4	401.5	33.6%
Result of Non-life business	**905.2**	**869.1**	**4.2%**
LIFE ASSURANCE AND REINSURANCE			
Gross written and accepted premiums	2,677.1	2,313.2	15.7%
Premiums earned, net of ceded and retroceded reinsurance	2,467.6	2,191.5	12.6%
Net claims incurred and variation in other technical reserves	-2,473.5	-2,283.1	8.3%
Operating expenses, net of reinsurance	-398.2	-353.5	12.6%
Other technical income and expenses	-2.6	-5.8	-55.2%
Technical Result	**-406.7**	**-450.9**	**-9.8%**
Net fin'l income and other non-technical income and expenses	623.7	702.4	-11.2%
Unrealised gains and losses in Unit-Linked products	22.3	-29.4	---
Result of Life business	**239.3**	**222.1**	**7.7%**
OTHER BUSINESS ACTIVITIES			
Operating revenues	409.6	429.7	-4.7%
Operating expenses	-382.6	-431.2	-11.3%
Other revenues and expenses	-13.6	-1.0	---
Results from other business activities	**13.4**	**-2.5**	**---**
Result before tax and minority interests	**1,157.9**	**1,088.7**	**6.4%**
Taxes	-334.4	-307.2	8.9%
Result after tax	**823.5**	**781.5**	**5.4%**
Result after tax from discontinued operations	-1.1	-0.9	22.2%
Result for the year	**822.4**	**780.6**	**5.4%**
Result attributable to minority shareholders	-79.0	-65.0	21.5%
Result attributable to the controlling Company	**743.4**	**715.6**	**3.9%**

Figures in million euros

The results for the first nine months of 2008 included net gains of €83.2 million (after taxes and minority interests) arising from the reorganisation of the structure of the alliance with CAJA MADRID, from which provisions for the write-down of real estate stock at MAPFRE INMUEBLES and for the losses arising from the exposure to securities issued by Lehman Brothers, Fannie Mae and Freddie Mac must be deducted. The 9M09 figures include €37.7 million of realisation gains (after taxes and minority interests) from the partial buyback of

subordinated debt. Excluding these extraordinary gains, the net attributable result grew 1.1% compared to the same period in 2008.

The contribution of the main Units and Companies to the consolidated results is shown in the following table:

	Net Result	Minority interests	**Contribution to consolidated result 9M 2009**	Contribution to consolidated result 9M 2008
INSURANCE ACTIVITIES				
LIFE ASSURANCE OP. UNIT(1)	99.0		**99.0**	119.6
MAPFRE FAMILIAR(2)	345.5		**345.5**	382.9
MAPFRE EMPRESAS(2)	62.6		**62.6**	87.7
OTHER ACTIVITIES				
MAPFRE INMUEBLES	-9.5		**-9.5**	-20.5
MAPFRE QUAVITAE	0.1	0.0	**0.1**	-0.5
BANCO DE S.F. CAJA MADRID - MAPFRE			**-25.3**	2.9
Other companies and consolidation adjustments				0.0
COMPANIES OPERATING MAINLY IN SPAIN			**472.4**	572.1
MAPFRE AMERICA	85.5	-9.5	**76.0**	66.3
MAPFRE RE	83.3	-7.1	**76.2**	70.5
MAPFRE ASISTENCIA	10.5		**10.5**	9.4
INTERNATIONAL OP. UNIT(3)	86.8	-10.9	**76.0**	11.3
COMPANIES OPERATING MAINLY ABROAD			**238.7**	157.5
Other companies and consolidation adjustments			**32.2**	-14.0
MAPFRE S.A.			**743.3**	715.6

Figures in million euros

1) Includes BANKINTER VIDA, CCM VIDA Y PENSIONES, UNION DUERO VIDA and DUERO PENSIONES.

2) Figures for MAPFRE FAMILIAR include the AGRICULTURAL AND LIVESTOCK UNIT's retail business portfolio. The rest of the AGRICULTURAL AND LIVESTOCK UNIT's business is included in MAPFRE EMPRESAS.

3) Includes THE COMMERCE GROUP (USA), MAPFRE INSULAR (the Philippines), MAPFRE GENEL SIGORTA (Turkey) and the businesses in Portugal.

BALANCE SHEET

The following table shows the consolidated balance sheet:

	30.9.09	31.12.08	30.9.08	Change YoY
ASSETS				
Goodwill	1,610.8	1,601.3	1,654.1	-2.6%
Fixed assets	456.9	373.7	386.0	18.4%
Cash & equivalents	1,091.1	1,415.1	1,346.4	-19.0%
Investments & real estate	30,997.1	29,732.8	29,887.8	3.7%
Participation of reinsurance in technical reserves	2,518.7	2,565.8	2,657.8	-5.2%
Other assets	6,926.8	6,000.7	6,376.6	8.6%
TOTAL ASSETS	**43,601.4**	**41,689.4**	**42,308.7**	**3.1%**
LIABILITIES				
Shareholders' Equity	5,908.5	4,902.2	5,072.7	16.5%
Minority interests	899.6	814.2	864.1	4.1%
Financial & subordinated debt	2,386.6	3,044.5	3,385.5	-29.5%
Technical reserves	29,926.8	28,857.2	29,027.3	3.1%
- Life assurance reserves	17,350.1	16,677.6	16,420.3	5.7%
- Other technical reserves	12,576.7	12,179.6	12,607.0	-0.2%
Reserves for risks and expenses	400.1	316.5	285.2	40.3%
Other liabilities	4,079.8	3,754.8	3,673.9	11.0%
TOTAL LIABILITIES	**43,601.4**	**41,689.4**	**42,308.7**	**3.1%**

Figures in million euros

Total assets under management, including mutual and pension funds, amounted to €49,769.2 million (€47,759.1 million at the end of the previous year), a 4.2% increase.

SHAREHOLDERS' EQUITY AND RETURNS

The net consolidated equity stood at €6,808.1 million, compared to €5,716.4 million as at 31.12.2008. Of said amount, €899.6 million corresponded to minority interests in subsidiaries. Consolidated equity per share amounted to €2.06 at the end of the third quarter of 2009 (€1.8 as at 31.12.2008).

The variation in net equity during the year is shown in the following table:

	2009	2008
BALANCE AS AT PRIOR YEAR END	**5,716.4**	**5,614.4**
Additions and deductions accounted for directly in equity		
Investments available for sale	577.4	-656.1
Translation adjustments	11.3	-2.7
Shadow accounting	-185.3	251.4
TOTAL	403.4	-407.4
Result for the period	822.4	780.6
Distribution of previous year's result	-261.6	-203.1
Interim dividend for the year	---	---
Other items	127.5	152.3
BALANCE AS AT PERIOD END	**6,808.1**	**5,936.8**

Figures in million euros

Net equity shows an increase of €1,091.7 million since 31.12.2008, which reflects:

- the recovery in the market value of the investment portfolio;
- the cumulative result as at September 2009;
- the payment of the gross final dividend of €0.08 per share, approved by the AGM on 7th March that was almost entirely compensated for by the successful scrip dividend plan, which contributed €167.2 million[1] to equity.

REDUCTION OF DEBT LEVELS

During the first nine months of 2009, the following debt reduction operations were undertaken:

- the partial amortisation by €550 million of the bridge loan drawn to acquire THE COMMERCE GROUP;
- partial repurchases of subordinated debt amounting to €98.6 million;
- repayments of drawn credit lines at subsidiaries amounting to €260.5 million.

[1] Before duties, taxes and expenses.

These operations were funded using the cash flow generated in the period, available cash and drawdown of a syndicated credit line, leading to a net decrease of €657.9 million in the balance of ordinary and subordinated debt at the consolidated group level.

INTERIM DIVIDEND

The Board of Directors has agreed to pay an interim dividend of €0.07 per share against the 2009 results. As a result the total gross dividend paid during the year will amount to €0.15 per share, a rise of 7.1% versus the previous year.

Scrip dividend plan

The Board of Directors of MAPFRE S.A. has agreed to offer shareholders the possibility to reinvest the next interim dividend in newly issued shares of the company, according to the following terms:

- Optional: Shareholders will continue to receive their dividends in cash and may choose to participate in the reinvestment plan, if they so wish
- Any MAPFRE shareholder who holds at least 55 rights on the day prior to the payment of the dividend will be eligible
- The issue price will be €3.151 per share, which is the lower of:
  - the average closing price of MAPFRE's shares, thirty (30) calendar days prior to the 26th October 2009 (from 25th September to 25th October 2009, inclusive): €3.151 per share
  - and the volume weighted average price of MAPFRE's shares, for those transactions undertaken on 23rd October 2009: €3.339 per share
- Reinvestment amount: Shareholders will be able to choose to reinvest 82% of their gross dividend in new shares

EVENTS OCCURRED AFTER THE CLOSE

On 6th October 2009, MAPFRE and BANCO DO BRASIL have signed a Memorandum of Understanding to negotiate the establishment of a strategic alliance in the Personal, Property and Motor insurance lines.

This agreement will lead to the creation of one of the leading insurance groups in Brazil, which will consolidate the joint position of both partners in this sector:

- market share of 16% and premiums of approximately €1,530 million during the first seven months of 2009;
- the new insurance Group will be the leading company in the Brazilian market for Personal insurance and will become the second largest company in Property and Casualty lines.

This alliance will allow MAPFRE to consolidate its leading position in Latin America, becoming the region's second largest insurer in the overall ranking (Life and Non-Life)

BANCO DO BRASIL is the leading financial institution in Brazil and has the most extensive branch network in the country:

- presence in 59% of Brazil's cities with nearly 5,000 branches;
- clear leadership in the retail banking market: 34 million customers (30% market share), USD 139,000 million in deposits (23% market share) and 24 million credit cards in issuance.

HUMAN RESOURCES

The number of employees at the end of the third quarter of the year and its breakdown by line of business is shown in the following table:

	9M 2009	9M 2008	Var.
Insurance companies	24,639	24,548	0.4%
Other businesses	10,770	9,545	12.8%
TOTAL	35,409	33,093	3.9%

At the end of the third quarter of 2009, there were 17,489 employees in Spain and 17,920 abroad (16,598 and 17,495, respectively, as at 30.9.2008).

Nine months 2009 results
Presentation for investors and analysts



26th October 2009

MAPFRE

Nº 2009 - 21

MAPFRE

- **Key highlights**
- Consolidated financial information
- Business development
- Appendix
- Financial supplement
- Contacts

MAPFRE

Summary

Performance in the third quarter of the year reflects a professional management in a very complex environment

Revenues	14,354.9	+9.9%
Premiums	11,901.7	+11.6%
Funds under management	24,003.5	+2.5%
Non-life combined ratio	95.1%	+2.1p.p.

Million Euros

which resulted in ...

A net result of €743.4 million (+3.9%) → **EPS of €26.3 cents (-0.6%(1))**

1) Growth compared to EPS in 9M 2008, adjusted for the capital increases undertaken in 2008 and 2009

Highlights of the third quarter results

- The international business, reinsurance and Life Assurance in Spain drive the Group's growth
- The international business (including reinsurance) already contributes 50% of premiums and 32% of results
- The combined ratio remains very good, despite intense pressure on prices
- Significant growth in equity: €871.3 million since 30.9.08, €1,091.7 million since 31.12.08 and €482.9 million since 30.6.09
- Further reduction of debt: €1,030.4 million since the acquisition of THE COMMERCE GROUP, €657.9 million since year-end 2008 and €265.4 million since last June
- Figures include THE COMMERCE GROUP and the Life and Pensions businesses of CAJA DUERO[1] since the beginning of the year

1) In the previous year, these companies were consolidated from 31.5.08 and 1.7.08, respectively

Growth of ordinary results

Attributable result



Recurrent
Extraordinary items & Investment losses
Reorganisation of the alliance with CAJA MADRID
MAPFRE INMUEBLES provision
Investment losses
Partial buyback of subordinated debt
+3.9%
743.4
715.6
17.3
37.7
+1.1%
505.2
CAGR: +21.3%
705.7
698.3
505.2
9M 2007
9M 2008
9M 2009
Million Euros

Earnings per share(1)



Recurrent
Extraordinary items & Investment losses
26.73
26.46
26.30
-0.6%
1.33
21.97
-3.6%
CAGR: +9.4%
24.97
26.09
25.89
21.97
9M 2007
9M 2008 (reported)
9M 2008 (adjusted for capital increases)
9M 2009
Euro cents

1) In accordance with IAS 33, the earnings per share up to the date of the last capital increase are multiplied by an adjustment factor which considers the value of the right. Earnings per share after the last capital increase are calculated on the basis of the weighted average number of shares according to the time elapsed since said increase. Calculations are detailed in the Appendix.

The adjusted attributable result reflects the performance of the underlying business

MAPFRE

	9M08	9M09	
REPORTED ATTRIBUTABLE RESULT	715.6	743.4	+3.9%
Results from the reorganisation of the structure of the alliance with CAJA MADRID	-83.2	-37.7	Partial buyback of subordinated debt
Losses from Fannie Mae, Freddie Mac and Lehman Brothers securities	44.9	25.3	Losses from BSF CAJA MADRID-MAPFRE
MAPFRE INMUEBLES provision	21.0	-25.3	Partial release of the economic environment provision
ADJUSTED ATTRIBUTABLE RESULT	**698.3**	**705.7**	**+1.1%**

Million Euros

MAPFRE continues reducing its debt level

MAPFRE

	30.6.08	31.12.08	30.9.09	Change since: Dec-08	Jun-08
Bridge loan -12/2009	1,000.0	1,002.0	450.0	-552.0	-550.0
Senior debt MAPFRE S.A. - 07/2011	295.8	286.8	281.5	-5.3	-14.3
Senior debt COMMERCE - 12/2013	189.6	176.4	147.7	-28.7	-41.9
Syndicated credit facility - 06/2014	500.0	200.0	500.0	300.0	0.0
Subordinated debt - 07/2017	746.6	713.4	602.0	-111.4	-144.6
Bilateral loans	---	---	---	---	---
Operating debt at subsidiaries	685.0	665.9	405.4	-260.5	-279.6
TOTAL FINANCIAL & SUBORDINATED DEBT	3,417.0	3,044.5	2,386.6	-657.9	-1,030.4
EQUITY/DEBT	1.63x	1.88x	2.85x		

-1,030.4

Million Euros

Memorandum of Understanding with BANCO DO BRASIL

MAPFRE

- MAPFRE and BANCO DO BRASIL have signed a memorandum of understanding to negotiate the establishment of a strategic alliance to develop their Personal, Property and Motor insurance businesses

- This agreement will lead to the creation of one of the leading insurance groups in Brazil and will consolidate the joint position of both partners in the sector:
  - market share of 16% with premiums of approximately €1,530 million in the first seven months of 2009
  - the new insurance Group will be the leading company in the Brazilian market for Personal insurance and will become the second largest company in Property and Casualty lines

- This alliance will allow MAPFRE to consolidate its leading position in Latin America, becoming the region's second largest insurer in the overall ranking (Life and Non-Life)

- BANCO DO BRASIL is the leading financial company in Brazil and has the most extensive branch network in the country:
  - presence in 59% of Brazil's cities with nearly 5,000 branches
  - clear leadership in the retail banking market: 34 million customers (30% market share), USD 139,000 million in deposits (23% market share) and 24 million credit cards in issuance

MAPFRE

Memorandum of Understanding with BANCO DO BRASIL (contd.)

Pro-forma competitive position[1]

August 2009	Ranking	Market share
Motor	# 2	15.1%
Non-Life (non-motor)	# 2	13.9%
Life - Protection	# 1	22.7%

1) Subject to the implementation of the Memorandum of Understanding signed in October 2009

Total dividend grows more than 7%

MAPFRE

Interim dividend for 2009

- The Board of Directors has agreed to pay a gross interim dividend against the 2009 results of €0.07 per share
- The total gross dividend paid during the year amounts to €0.15 per share, a 7.1% rise over the previous year

Evolution of total dividends paid(1)



CAGR +24.6%
0.050
0.030
0.020
0.058
0.034
0.024
0.070
0.040
0.030
0.110
0.060
0.050
0.140
0.070
0.070
0.150
0.070
0.080
2004
2005
2006
2007
2008
2009
Final(2)
Interim
Euros

1) Figures adjusted for the 5-for-1 share split undertaken on 28th October 2006
2) Final dividend against the previous year's results

Scrip dividend plan

MAPFRE

- MAPFRE's Board of Directors has approved to again offer shareholders the possibility to reinvest the interim dividend in newly issued shares of the company, according to the following terms:

Optional	▪ Shareholders will receive their dividends in cash and may choose to participate in the scrip dividend plan if they so wish
Eligibility	▪ Any MAPFRE shareholder who holds at least 55 rights on the day prior to the payment of the dividend will be eligible
Issue price	▪ €3.151 per share, which is the lower of: – the average closing price of MAPFRE's shares, thirty (30) calendar days prior to the 26th October 2009 (from 25th September to 25th October 2009, both inclusive): €3.151 per share – and the volume weighted average price of MAPFRE's shares for those transactions undertaken on 23rd October 2009: €3.339 per share
Reinvestment amount	▪ Shareholders may choose to reinvest 82% of their gross dividend in new shares

Key figures

	9M 2009	9M 2008	% 09/08
Results			
Gross written and accepted premiums	**11,901.7**	10,668.1	11.6%
- Non-life	**9,224.6**	8,354.9	10.4%
- Life	**2,677.1**	2,313.2	15.7%
Net result, group share	**743.4**	715.6	3.9%
Earnings per share (Euro cents)	**26.30**	26.46	-0.6%
Balance sheet			
Total assets	**43,601.4**	42,308.7	3.1%
Managed savings[1]	**24,003.5**	23,425.2	2.5%
Shareholders' equity	**5,908.5**	5,072.7	16.5%
Financial debt	**2,386.6**	3,385.5	-29.5%
Ratios			
Non-life loss ratio[2]	**70.1%**	69.1%	
Non-life expense ratio[2]	**25.0%**	23.9%	
Non-life combined ratio[2]	**95.1%**	93.0%	
Life assurance expense ratio[3]	**1.03%**	0.94%	
ROE[4]	**16.9%**	20.1%	
Employees	**35,409**	**34,093**	**3.9%**

Million Euros

1) Includes: Life technical reserves, mutual and pension funds
2) Ratios calculated over net premiums earned
3) Net operating expenses / average third party funds under management. Annualised figures for MAPFRE VIDA
4) In this document the quarterly ROE is calculated by dividing the sum of the net profits for the last four quarters, by the average equity at the beginning and the end of the last twelve months

Note: the number of shares as at 30.9.09 was 2,863,410,355. EPS is calculated over 2,826,632,110 shares, which is the weighted average number of shares after the capital increase undertaken in April (IAS 33).

MAPFRE

- Key highlights
- **Consolidated financial information**
- Business development
- Appendix
- Financial supplement
- Contacts

The international and reinsurance businesses contribute 50% of premiums and 32% of results...

MAPFRE

Premiums(1)



Reinsurance
12.4%
Non-Life
(Spain)
35.6%
Life
(Abroad)
5.7%
Life (Spain)
14.5%
Non-Life (Abroad)
31.8%

1) Aggregate figures

Contribution to consolidated results (%)

Segment	%	
Non Life Spain	54.9	Non Life 72.1
Non Life Abroad	17.2	
Life Spain	13.3	Life 18.0
Life Abroad	4.7	
Reinsurance	10.3	
Other / Consolidation adjustments	-0.4	

... driving the Group's growth, together with Life Assurance in Spain

MAPFRE

Change in premiums
€ million



Premiums
€ Mn. % Var.
INTERNATIONAL OP. UNIT
561.8
1,285.1
+77.7%
MAPFRE AMERICA
506.1
3,147.0
+19.2%
MAPFRE RE
197.7
1,553.0
+14.6%
LIFE ASSURANCE OP. UNIT
160.5
1,822.9
+9.7%
MAPFRE ASISTENCIA(1)
38.9
370.0
+11.7%
-50.9
MAPFRE EMPRESAS(2)
1,228.7
-4.0%
-139.7
MAPFRE FAMILIAR(2)
3,225.8
-4.2%

1) Revenues from premiums and services
2) Figures for MAPFRE FAMILIAR include the AGRICULTURAL AND LIVESTOCK UNIT's retail business portfolio. The rest of the AGRICULTURAL AND LIVESTOCK UNIT's business is included in MAPFRE EMPRESAS

Breakdown of premiums by distribution channel in Spain

MAPFRE

Agents and other channels(1)



4,300.7
5,301.2
1,000.5
+9.4%
-3.9%
-1.6%
LIFE
NON-LIFE
TOTAL

Bank channel(1)



153.8
976.2
822.4
+10.0%
-10.4%
+6.2%
LIFE
NON-LIFE
TOTAL

1) Gross written and accepted premiums

Million Euros

Excellent combined ratios in the current economic context

MAPFRE

Change in Non-life underwriting result
€ million



MAPFRE RE
16.0
MAPFRE ASISTENCIA
4.0
-14.2
INTERNATIONAL OP. UNIT
-21.0
MAPFRE AMERICA
-36.8
MAPFRE EMPRESAS(1)
-51.8
MAPFRE FAMILIAR(1)

Non-life combined ratio (%)

	9M09	9M08
MAPFRE RE	93.1	94.4
MAPFRE ASISTENCIA	92.6	93.8
INTERNATIONAL OP. UNIT	98.8	95.2
MAPFRE AMERICA	103.4	102.7
MAPFRE EMPRESAS[1]	93.8	87.0
MAPFRE FAMILIAR[1]	89.9	88.4

1) Figures for MAPFRE FAMILIAR include the AGRICULTURAL AND LIVESTOCK UNIT's retail business portfolio. The rest of the AGRICULTURAL AND LIVESTOCK UNIT's business is included in MAPFRE EMPRESAS

Development of Non-life insurance results

Non-life Account

	9M 2009	9M 2008	% 09/08
Gross written and accepted premiums	9,224.6	8,354.9	10.4%
Underwriting result	368.8	467.6	-21.1%
Net financial and other non-technical income	536.4	401.5	33.6%
Result of Non-life business	905.2	869.1	4.2%
Loss ratio[(1)]	70.1%	69.1%	
Expense ratio[(1)]	25.0%	23.9%	
Combined ratio[(1)]	95.1%	93.0%	

Million Euros

1) Ratios as a % of net premiums earned
2) Before taxes and minority interests

Key points

- Premiums growth reflects:
  - the growth in Latin America, in the reinsurance business and in the Homeowner and Health insurance lines in Spain
  - the decline in Motor insurance in Spain
- The increase in the combined ratio reflects:
  - an increase in the loss experience at MAPFRE FAMILIAR and MAPFRE AMERICA, partly mitigated by the improvement at MAPFRE RE
  - an increase in the expense ratio at MAPFRE EMPRESAS and MAPFRE RE, partly offset by the reduction at MAPFRE AMERICA
- Realisation gains of €64.5 million[(2)] (realised losses of €10.9 million in 9M 2008)
- The inclusion of THE COMMERCE GROUP

Development of Life Assurance results

MAPFRE

Life Account

	9M 2009	9M 2008	% 09/08
Gross written and accepted premiums	2,677.1	2,313.2	15.7%
Underwriting and financial result	217.0	251.5	-13.7%
Unrealised result from Unit-Linked products[1]	22.3	-29.4	175.9%
Result of Life business	239.3	222.1	7.7%

Million Euros

1) This has a neutral impact on results, since it is compensated by a variation of equal amount and opposing sign in technical reserves

Key points

- Premiums development reflects:
  - an increase in sales of Savings products through the agents' channel
  - the winning of a comparatively lower volume of Life – Savings products in the bancassurance channel
  - the good performance in the issuance of Life - Protection premiums and PPAs (Assured Pension Plans)
  - the growth of the international business
- The inclusion of UNION DUERO VIDA
- The result as at 30.9.08 included net non-recurrent gains of €23.2 million

Development of results from Other Business Activities

Other Business Activities(1)

	9M 2009	9M 2008	% 09/08
Operating revenues	409.6	429.7	-4.7%
Operating expenses	-382.6	-431.2	-11.3%
Net financial income	7.5	-2.2	---
Results from minority interests	-25.0	2.8	---
Other net revenues	3.9	-1.6	---
Results from Other Business Activities	13.4	-2.5	---

Million Euros

Key points

- Contraction of revenues and results in non-insurance subsidiaries as a result of the economic crisis
- Increase in net financial revenues, which reflects:
  - a decline in financial expenses due to lower interest rates and the debt reduction policy in progress
  - gains of €53.8 million(2) arising from the buyback of subordinated debt

1) "Other Business Activities" include the Group's non-insurance activities undertaken by the insurance subsidiaries, as well as by other subsidiaries. It also includes the activities of the holding company MAPFRE S.A.
2) Before taxes and minority interests

Net results



Change in net results
€ million
Net results
€ Mn. % Var.
INTERNATIONAL OP. UNIT
74.0
86.8
+580.9%
MAPFRE AMERICA
10.9
85.5
+14.6%
MAPFRE RE
6.2
83.3
+8.0%
MAPFRE ASISTENCIA
1.1
10.5
+11.7%
-23.3
MAPFRE EMPRESAS(1)
62.6
-27.1%
-23.3
LIFE ASSURANCE OP. UNIT(2)
99.0
-19.1%
-40.2
MAPFRE FAMILIAR(1)
345.5
-10.4%

1) Figures for MAPFRE FAMILIAR include the AGRICULTURAL AND LIVESTOCK UNIT's retail business portfolio. The rest of the AGRICULTURAL AND LIVESTOCK UNIT's business is included in MAPFRE EMPRESAS
2) Figures as at 30.9.2008 include non-recurrent gains of €26.7 million

Results

	9M 2009	9M 2008	% 09/08
Result before tax and minority interests	**1,157.9**	**1,088.7**	**6.4%**
Taxes	-334.4	-307.2	8.9%
Result after tax	**823.5**	**781.5**	**5.4%**
Result after tax from discontinued operations	-1.1	-0.9	22.2%
Result for the year	**822.4**	**780.6**	**5.4%**
Result attributable to minority shareholders	-79.0	-65.0	21.5%
Result attributable to the controlling Company	743.4	715.6	3.9%

Million Euros

Key highlights

- Growing results before taxes
- Larger net non-recurrent gains: €37.7 million versus €17.3 million in 9M 2008
- Increase in the result attributable to minority shareholders due to a higher contribution from bancassurance JVs and the international businesses
- Greater contribution from subsidiaries with higher tax rates

Strengthened financial position

MAPFRE

Balance Sheet

	30.9.09	31.12.08	30.9.08
Goodwill	1,610.8	1,601.3	1,654.1
Fixed assets	456.9	373.7	386.0
Cash & equivalents	1,091.1	1,415.1	1,346.4
Investments & real estate	30,997.1	29,732.8	29,887.8
Participation of reinsurance in technical reserves	2,518.7	2,565.8	2,657.8
Other assets	6,926.8	6,000.7	6,376.6
TOTAL ASSETS	43,601.4	41,689.4	42,308.7
Shareholders' Equity	5,908.5	4,902.2	5,072.7
Minority interests	899.6	814.2	864.1
Financial & subordinated debt	2,386.6	3,044.5	3,385.5
Technical reserves	29,926.8	28,857.2	29,027.3
- Life assurance reserves	17,350.1	16,677.6	16,420.3
- Other technical reserves	12,576.7	12,179.6	12,607.0
Reserves for risks and expenses	400.1	316.5	285.2
Other liabilities	4,079.8	3,754.8	3,673.9
TOTAL LIABILITIES	43,601.4	41,689.4	42,308.7

Million Euros

Key points

- Increase in the investments and real estate figure, partly due to the rise in the market value of securities held in the investment portfolio
- Progress with the debt reduction programme: €1,030.4 million since 30.6.08 and €657.9 million since 31.12.08:
  - The reduction in the quarter is mainly due to the repayment of various loans at operating subsidiaries
- Partial buyback of subordinated debt for a nominal amount of €98.6 million

MAPFRE's equity has increased by €1,091.7 million during the first nine months of 2009

MAPFRE

Statement of changes in equity

	9M 2009	9M 2008
BALANCE AS AT PRIOR YEAR END	5,716.4	5,614.4
Additions and deductions accounted for directly in equity		
Investments available for sale	577.4	-656.1
Translation adjustments	11.3	-2.7
Shadow accounting	-185.3	251.4
TOTAL	403.4	-407.4
Result for the period	822.4	780.6
Distribution of previous year's result	-261.6	-203.1
Interim dividend for the year	---	---
Other items	127.5	152.3
BALANCE AS AT PERIOD END	6,808.1	5,936.8

Million Euros

Key points

- Equity shows an increase of €1,091.7 million since 31.12.2008, which reflects:
  - the recovery in the market value of the investment portfolio
  - the cumulative result as at September
  - the payment of a gross final dividend of €0.08 per share, approved by the AGM on 7th March, almost totally compensated for by the successful scrip dividend plan, which contributed €167.2 million to equity(1)

1) Before duties, taxes and expenses.

MAPFRE

MAPFRE FAMILIAR – key figures


Business activity indicators
Gross written and accepted premiums
-4.2%
3,365.5
3,225.8
9M 2008
9M 2009
Underwriting result
-14.5%
356.4
304.6
9M 2008
9M 2009
Net financial income
+8.5%
162.6
176.4
9M 2008
9M 2009
Net result
-10.4%
385.7
345.5
9M 2008
9M 2009


Profitability indicators
Combined Ratio
+1.5p.p.
88.4%
89.9%
+0.1p.p.
17.9%
18.0%
+1.4p.p.
70.5%
71.9%
9M 2008
9M 2009
Loss ratio
Expense ratio
ROE
33.9%
n.a.
9M 2008
9M 2009

Million Euros

Note: Figures for MAPFRE FAMILIAR include the AGRICULTURAL AND LIVESTOCK UNIT's retail business portfolio. The rest of the AGRICULTURAL AND LIVESTOCK UNIT's business is included in MAPFRE EMPRESAS

MAPFRE FAMILIAR - information by business line

Premiums evolution



Motor
-9.2%
1,940.6
1,761.6
9M 2008
9M 2009
Property
+0.1%
636.0
636.6
9M 2008
9M 2009
Health, Accident & Burial
+4.9%
788.9
827.6
9M 2008
9M 2009

Million Euros

Combined ratio



Motor
89.0%
+2.1p.p.
91.1%
14.3%
74.7%
14.1%
77.0%
9M 2008
9M 2009
Property
83.2%
+0.2p.p.
83.4%
26.1%
57.1%
26.1%
57.3%
9M 2008
9M 2009
Health, Accident & Burial
91.2%
+1.7p.p.
92.9%
22.0%
69.2%
21.4%
71.5%
9M 2008
9M 2009
Loss ratio
Expense ratio

MAPFRE FAMILIAR: Key highlights

MAPFRE

Premiums evolution	▪ The 4.2% decrease in premiums reflects: – a 9.2% decline in Motor insurance, which again was more moderate than in the first months of the year, thanks to sales and loyalty initiatives, the launch of new products designed for specific segments of the customer base and to the incipient recovery in car sales. At the end of the period, MAPFRE insured 5,834,000 vehicles in Spain – the good performance of Homeowner (+4.4%) and Condominiums (+2.3%) insurance – the 4.9% rise in Health, Accident and Burial, thanks to the strength of Health insurance (+9.1%)
Variation in combined ratio	▪ The development of the combined ratio reflects: – the increase in the loss experience in the Motor, Health, Accident and Burial lines, which however had a better performance than in previous quarters – a slight increase in the expense ratio, due to the loyalty campaigns mentioned above
Net financial income	▪ Includes realisation gains of €58.5 million before tax (€22.9 million in 9M 2008, including the losses from fixed-income securities issued by Lehman Brothers)

MAPFRE EMPRESAS – key figures

MAPFRE

Business activity indicators


Gross written and accepted premiums
-4.0%
1,279.6
119.3
510.6
649.7
1,228.7
98.7
590.2
539.8
C & S
G. Risks
Industrial
9M 2008
9M 2009
Underwriting result
-51.8%
71.0
34.2
9M 2008
9M 2009
Net financial income
+11.7%
50.4
56.3
9M 2008
9M 2009
Net result
-27.1%
85.9
62.6
9M 2008
9M 2009

Profitability indicators


Combined Ratio
+6.8p.p.
87.0%
93.8%
+6.7p.p.
+0.1p.p.
19.2%
25.9%
67.8%
67.9%
9M 2008
9M 2009
Loss ratio
Expense ratio
ROE
-3.1p.p.
24.5%
21.4%
9M 2008
9M 2009

Million Euros

Note: Figures include the AGRICULTURAL AND LIVESTOCK UNIT's portfolios which were not transferred to MAPFRE FAMILIAR

MAPFRE EMPRESAS – information by business line

Premiums growth



-16.9%
649.7
539.8
MAPFRE SEGUROS DE EMPRESAS
9M 2008
9M 2009
Company that will manage the Industrial Risks line
+9.4%
630.0
688.9
MAPFRE GLOBAL RISKS
9M 2008
9M 2009
Company that will manage the Global Risks and Credit & Surety lines

Combined ratio



+8.7p.p.
83.2%
91.9%
20.8%
27.3%
MAPFRE SEGUROS DE EMPRESAS
62.4%
64.6%
9M 2008
9M 2009
-1.2p.p.
100.0%
98.8%
14.1%
21.9%
MAPFRE GLOBAL RISKS
85.9%
76.9%
9M 2008
9M 2009
Loss ratio
Expense ratio

Million Euros

MAPFRE EMPRESAS: Key highlights

MAPFRE

Growth in premiums	▪ Reflects the favourable performance of the Global Risks business, the contraction in the Industrial Risks line, due to the slowdown in economic activity in Spain, and in the Credit line, as a result of the non-renewal of loss-making portfolios
Loss ratio	▪ Remains stable thanks to the favourable performance of the Global Risks business, which compensates for the increase in the Industrial Risks and Credit lines in Spain (which nevertheless shows an improvement compared to the beginning of the year), Chile and Brazil
Expense ratio	▪ The increase mainly reflects larger acquisition costs, as a result of the growth in premiums volume originated by brokers, especially in the international business, and expenses arising from adapting IT systems to the future structure of the Unit
Net financial income	▪ Reflects realisation gains of €10.5 million before taxes versus realised losses of €0.5 million in 9M 2008

Non-life business in Spain: Key operating figures

	Revenues	% Var.	Net result	% Var.	Expense ratio[1] 9M 2009	Expense ratio[1] 9M 2008	Combined ratio[1] 9M 2009	Combined ratio[1] 9M 2008
MAPFRE FAMILIAR[2]	**3,722.3**	-3.9%	**345.5**	-10.4%	**18.0%**	17.9%	**89.9%**	88.4%
MAPFRE EMPRESAS[2]	**1,363.8**	-2.9%	**62.6**[3]	-27.1%	**25.9%**	19.2%	**93.8%**	87.0%
NON LIFE BUSINESS IN SPAIN[2]	5,086.1	-3.6%	408.1	-13.3%	19.2%	18.1%	90.5%	88.2%

Million Euros

The combined ratio remains at very low levels, thus confirming the rigorous technical approach to underwriting

1) Ratios as a % of net premiums earned
2) Figures for MAPFRE FAMILIAR include the AGRICULTURAL AND LIVESTOCK UNIT's retail business portfolio. The rest of the AGRICULTURAL AND LIVESTOCK UNIT's business is included in MAPFRE EMPRESAS
3) MAPFRE EMPRESAS' 9M 2008 figures included a post-tax capital gain of €2.5 million arising from the sale of MAPFRE CAUCION Y CREDITO's branch in Portugal to MAPFRE SEGUROS GERAIS

MAPFRE

Life Assurance Operating Unit – key figures

Business activity indicators



Gross written and accepted premiums
1,662.4
+9.7%
1,822.9
9M 2008
9M 2009
Underwriting and financial result
-2.2%
147.5
32.6
114.9
+25.6%
144.3
9M 2008
9M 2009
Gross result
-7.1%
197.3
32.6
164.7
+11.2%
183.2
9M 2008
9M 2009
Net result
-19.1%
122.3
26.7
95.6
+3.6%
99.0
9M 2008
9M 2009

Million Euros

Reorganisation of the alliance with CAJA MADRID

Profitability indicators



Expense ratio(1)
0.94%
+0.09p.p.
1.03%
9M 2008
9M 2009
ROE
17.6%
-2.9 p.p.
14.7%
9M 2008
9M 2009

1) Net operating expenses / average third party funds under management. Annualised figures

Life Assurance Operating Unit: Key highlights

MAPFRE

Development of results	▪ The evolution of premiums reflects: – a larger issuance of unit-linked insurance and PPAs (Assured Pension Plans) through the agents channel – a comparatively lower volume in Life – Savings products through the bancassurance channel – the good performance of Life – Protection premiums, which have grown 7% – the lower volume of business in the large corporate clients segment (€56.6 million versus €73.7 million in 9M 2008) – the inclusion of UNION DUERO VIDA ▪ The development of the Unit's results reflects: – the higher relative weight of the Life – Protection segment – the non-recurrent gain of €32.6 million, accounted for in the first quarter of 2008, arising from the reorganisation of the structure of the alliance with CAJA MADRID – the inclusion of UNION DUERO VIDA and DUERO PENSIONES – lower financial revenues due to the fall in interest rates
Development of funds under management	▪ The development of funds under management reflects: – the inclusion of UNION DUERO VIDA and DUERO PENSIONES – the good performance of new business volumes in unit-linked products in the agents channel – surrenders and maturities in Life assurance in the bancassurance channel and reimbursements of mutual and pension funds, although in the last quarter net inflows have been positive – the recovery in the market value of financial assets

Life Assurance Operating Unit: Breakdown of premiums(1)

MAPFRE

	9M 2009	9M 2008	% 09/08
Regular Premiums	313.8	289.4	8.4%
- Agents and other channels	219.1	231.4	-5.3%
- Bank channel - CAJA MADRID	29.1	16.7	74.6%
- Bank channel - Other(2)	65.6	41.3	58.7%
Single Premiums	1,225.0	1,107.4	10.6%
- Agents and other channels	653.8	555.5	17.7%
- Bank channel - CAJA MADRID	327.4	419.2	-21.9%
- Bank channel - Other(2)	243.8	132.7	83.8%
Life premiums - Savings	1,538.8	1,396.8	10.2%
Life Premiums - Protection	284.1	265.6	7.0%
- Agents and other channels	127.6	127.9	-0.3%
- Bank channel - CAJA MADRID	99.0	93.9	5.4%
- Bank channel - Other(2)	57.5	43.8	31.3%
TOTAL PREMIUMS	1,822.9	1,662.4	9.7%
Agents and other channels	1,000.5	914.8	9.4%
Bank channel	822.4	747.6	10.0%

Million Euros

By type of premium



Life - Protection
15.6%
Life - Savings
84.4%

By distribution channel



Other bank channels
20.1%
CAJA MADRID bank channel
25.0%
Agents channel and other
54.9%

1) Figures exclude the branch in Portugal, which is included in MAPFRE SEGUROS GERAIS (MAPFRE INTERNACIONAL)
2) Includes BANKINTER VIDA, CCM VIDA Y PENSIONES and UNION DUERO VIDA (the latter consolidated from 1.7.2008)

Life Assurance Operating Unit: Breakdown of funds under management[1]

MAPFRE

	9M 2009	9M 2008	% 09/08
Regular premiums insurance	4,399.8	4,409.1	-0.2%
- Agents channel and others	3,693.4	3,691.3	0.1%
- Bank channel - CAJA MADRID	277.2	331.2	-16.3%
- Bank channel - Other[2]	429.2	386.6	11.0%
Single-premiums insurance	11,003.3	10,494.9	4.8%
- Agents channel and others	5,641.2	5,189.8	8.7%
- Bank channel - CAJA MADRID	4,124.1	4,086.6	0.9%
- Bank channel - Other[2]	1,238.0	1,218.5	1.6%
Life assurance - Protection	318.1	269.5	18.0%
- Agents channel and others	50.8	45.5	11.6%
- Bank channel - CAJA MADRID	256.5	213.4	20.2%
- Bank channel - Other[2]	10.8	10.6	1.9%
Mathematical reserves	15,721.2	15,173.5	3.6%
Other reserves	432.7	408.3	6.0%
- Agents channel and others	246.4	236.0	4.4%
- Bank channel - CAJA MADRID	129.9	127.0	2.3%
- Bank channel - Other[2]	56.4	45.3	24.5%
TOTAL TECHNICAL RESERVES	16,153.9	15,581.8	3.7%
Mutual funds and managed portfolios	2,529.0	3,222.0	-21.5%
Pension funds	3,638.8	3,435.4	5.9%
> MAPFRE INVERSIÓN	1,572.0	1,512.0	4.0%
- Individual system	1,373.6	1,343.1	2.3%
- Employers' system	198.4	168.9	17.5%
> Other[2]	2,066.8	1,923.4	7.5%
TOTAL MANAGED SAVINGS	22,321.7	22,239.2	0.4%

Million Euros

By type of business



Pension funds
16.3%
Mutual funds
11.3%
Other provisions
1.9%
Life assurance - Protection
1.4%
Regular premiums
19.7%
Single premiums
49.4%

By distribution channel



Other bank channels
17.0%
CAJA MADRID bank channel
21.4%
Agents channel and other
61.6%

1) Figures exclude the branch in Portugal, which is included in MAPFRE SEGUROS GERAIS (MAPFRE INTERNACIONAL)
2) Includes BANKINTER VIDA, CCM VIDA Y PENSIONES, UNION DUERO VIDA and DUERO PENSIONES (the latter two consolidated from 1.7.2008)

Life Assurance Operating Unit: Change in funds under management[1]

MAPFRE

	9M 2009	9M 2008
IFRS technical reserves [2]	**228.3**	**-567.6**
> Variation excluding shadow accounting	-89.0	-261.0
- Agents channel and others	83.5	137.7
- Bank channel - CAJA MADRID	-205.7	-297.5
- Bank channel - Other[3]	33.2	-101.2
Pension funds	**224.1**	**-246.8**
> Net sales	28.0	-3.5
- Agents channel and others	13.2	-15.9
- Bank channel - Other[3]	14.8	12.4
Mutual funds and managed portfolios	**-126.0**	**-816.0**
> Net sales	-42.4	-320.3
TOTAL CHANGE	326.4	-1,630.4

Million Euros

Figures exclude the items corresponding to the branch in Portugal, included in MAPFRE SEGUROS GERAIS (MAPFRE INTERNACIONAL)

1) Accumulated variation versus the prior year end. Excludes the variation in shareholders' equity over the same period
2) Includes the effect of shadow accounting, a requirement of IFRS which adjusts technical reserves for variations in the market value of the matched assets
3) Includes BANKINTER VIDA, CCM VIDA Y PENSIONES, UNION DUERO VIDA and DUERO PENSIONES (the latter two consolidated from 1.7.2008)

MAPFRE AMERICA – key figures

MAPFRE

Business activity indicators



Gross written and accepted premiums
2,640.9
+19.2%
3,147.0
2,095.8
545.1
Non-Life
Life
2,458.7
688.3
9M 2008
9M 2009
Underwriting and financial result
117.0
+33.6%
156.3
9M 2008
9M 2009
Gross result
125.1
+31.8%
164.9
9M 2008
9M 2009
Net result
74.6
+14.6%
85.5
9M 2008
9M 2009

Million Euros

Profitability indicators



+0.7p.p.
102.7%
103.4%
-1.3p.p.
+2.0p.p.
Combined Ratio
34.1%
32.8%
68.6%
70.6%
9M 2008
9M 2009
Loss ratio
Expense ratio
+0.8p.p.
9.4%
10.2%
ROE
9M 2008
9M 2009

MAPFRE

MAPFRE AMERICA - Key highlights

Growth in premiums	▪ The strong premiums growth reflects: – the excellent business performance in Brazil, Colombia and Venezuela, especially in the Health, Accident and Life Assurance lines – the strength of the regional network and the new distribution channels, which compensated for the non-renewal of some corporate accounts
Underwriting and financial result	▪ The development of the underwriting and financial result reflects: – the increase in the loss experience in the Motor, Health and Accident lines, continuing the trend of previous quarters. Measures were adopted in those countries and segments with a sustained increase in the loss experience – the reduction in the loss experience in the Life – Protection segment – the sustained reduction of the expense ratio versus the previous year thanks to the cost-containment policy started in 2008
Net result	▪ The development of net results reflects: – the excellent development of gross results – the concentration of growth in those countries with higher tax rates

MAPFRE AMERICA:
Premiums and results by country

MAPFRE

COUNTRY	PREMIUMS				RESULTS (1)			
				Local Currency				Local Currency
	9M 2009	9M 2008	% 09/08	% 09/08	9M 2009	9M 2008	% 09/08	% 09/08
BRAZIL (2)	**1,197.6**	1,055.2	13.5%	24.2%	**89.3**	80.0	11.6%	22.2%
VENEZUELA	**564.0**	315.1	79.0%	60.6%	**29.8**	19.2	55.2%	39.4%
MEXICO	**299.9**	313.7	-4.4%	12.1%	**11.5**	11.7	-1.7%	15.3%
ARGENTINA	**307.5**	279.5	10.0%	18.2%	**6.7**	18.6	-64.0%	-61.1%
PUERTO RICO	**219.6**	232.3	-5.5%	-15.2%	**16.2**	8.1	100.0%	79.0%
OTHER COUNTRIES (3)	**558.4**	445.1	25.5%	—	**21.2**	5.9	—	—
Holding and consolidation adjustments	**---**	—	—	—	**-9.8**	-18.4	—	—
MAPFRE AMERICA	3,147.0	2,640.9	19.2%	---	164.9	125.1	31.8%	---

Million Euros

Key events

- The significant growth in business volumes in Venezuela has been driven by the Motor and Health lines
- The development of results in Mexico reflects a less favourable economic environment
- Results from Argentina in 9M 2008 included the gains from the sale of the corporate headquarters (€13 million before taxes)

1) Before taxes and minority interests
2) Figures for Brazil for 9M 2009 include the following data for MAPFRE NOSSA CAIXA: premiums: €170.8 million (€134.2 million as at 30.9.2008); result before taxes and minority interests: €49.8 million (€43 million as at 30.9.2008)
3) Includes Chile, Colombia, Ecuador, El Salvador, Paraguay, Peru, the Dominican Republic and Uruguay

International Operating Unit[1] – key figures

MAPFRE

Business activity indicators



Gross written and accepted premiums
723.3
1,285.1
9M 2008
9M 2009
Underwriting and financial result
18.9
6.9
9M 2008
9M 2009
Financial result
20.5
115.0
9M 2008
9M 2009
Net result
12.8
86.8
9M 2008
9M 2009

Million Euros

Profitability indicators



Non-life Combined Ratio
95.2%
25.4%
69.8%
98.8%
27.0%
71.8%
9M 2008
9M 2009
Loss ratio
Expense ratio
ROE
2.0%
6.5%
9M 2008
9M 2009

1) Figures include THE COMMERCE GROUP (consolidated from 31.5.2008)

International Operating Unit: key highlights

MAPFRE

New subsidiaries

- The variation in the results of the Unit mainly reflects the integration of THE COMMERCE GROUP

THE COMMERCE GROUP (USA)

- Highlights:
  - an increase in premiums (in US Dollars) in the third quarter compared to the same period of the previous year, as a result of the recovery in sales in the Motor insurance segment and the growth in the Homeowner line ;
  - the favourable performance of the combined ratio thanks to a lower loss experience following the snow storms in January; excluding this, the combined ratio would have been 96.6%
  - the increase in financial results in comparison with the same period of the previous year, thanks to lower asset impairments charges, which have mitigated the impact of the fall in interest rates

MAPFRE GENEL SIGORTA (Turkey)

- Highlights:
  - premiums growth (in Liras) resulting from rate increases, despite the impact of the economic slowdown and the strong price competition
  - a lower loss experience as a result of the rate increases undertaken in previous quarters
  - the effect of cost containment policies, which has partly offset the investment in advertising campaigns rolled out to promote the MAPFRE GENEL SIGORTA brand
  - the effect on financial results of lower interest rates. In 2008 this item contained positive translation differences

International Operating Unit: Premiums and results by country

COUNTRY	PREMIUMS 9M 2009	PREMIUMS 9M 2008	PREMIUMS % 09/08	PREMIUMS Local currency % 09/08	RESULTS (1) 9M 2009	RESULTS (1) 9M 2008	RESULTS (1) % 09/08	Local currency % 09/08
USA(2)	**994.4**	411.9	---	---	**98.4**	-11.9	---	---
TURKEY	**163.3**	181.9	-10.2%	3.3%	**25.7**	41.8	-38.5%	-29.2%
PORTUGAL	**108.6**	111.7	-2.8%	-2.8%	**5.7**	7.9	-27.8%	-27.8%
PHILIPPINES	**18.8**	17.8	5.6%	5.0%	**2.5**	2.3	8.7%	7.9%
Holding and consolidation adjustments	---	---	---	---	**-9.7**	2.6	---	---
INTERNATIONAL OPERATING UNIT	1,285.1	723.3	77.7%	---	122.6	42.7	187.1%	---

Million Euros

Key events

- "Holding and consolidation adjustments" mainly include:
  - the positive effect of the depreciation of the US Dollar on the obligations derived from the deferred acquisition of 20% of MAPFRE GENEL SIGORTA
  - the amortisation of the intangible assets arising from the acquisition of THE COMMERCE GROUP and MAPFRE GENEL SIGORTA
  - negative valuation adjustments to equity-accounted shareholdings

1) Before taxes and minority interests. Figures for the INTERNATIONAL OPERATING UNIT for both years include the items corresponding to the branch in Portugal of MAPFRE VIDA
2) THE COMMERCE GROUP took over MAPFRE USA during the third quarter of 2009

MAPFRE RE – key figures

Business activity indicators



Gross written and accepted premiums
+14.6%
95.9
1,355.3
1,259.4
Life
Non-life
1,553.0
136.1
1,416.9
9M 2008
9M 2009
Underwriting result
+24.6%
51.3
63.9
9M 2008
9M 2009
Financial result
-8.1%
59.6
54.8
9M 2008
9M 2009
Net result
+8.0%
77.1
83.3
9M 2008
9M 2009

Million Euros

Profitability indicators



Non-life Combined Ratio
-1.3p.p.
94.4%
93.1%
+0.9p.p.
29.2%
30.1%
-2.2p.p.
65.2%
63.0%
9M 2008
9M 2009
Loss ratio
Expense ratio
ROE
+0.6p.p.
12.9%
13.5%
9M 2008
9M 2009

MAPFRE RE:
Key highlights

MAPFRE

Growth in premiums

- Growth continues reflecting the winning of new business and quota increases in existing contracts, as well as larger cessions from the Group's international subsidiaries

Combined ratio

- The loss ratio reflects both the good performance of the non-catastrophic loss experience and a lower catastrophic loss experience
- A slight improvement in the expense ratio due to:
  - a lower contribution from retrocession commissions (larger premium retention), partly offset by the containment of internal costs

Financial result

- Reflects the effect of:
  - losses from translation differences of €2.6 million before taxes in 9M09 (gains of €8.5 million in 9M 2008)
  - realised losses amounting to €4.5 million before taxes (vs. realised losses of €10.7 million in 9M 2008)

MAPFRE

- Key highlights
- Consolidated financial information
- Business development
- **Appendix**
- Financial supplement
- Contacts

Key quarterly consolidated figures

MAPFRE

	3Q 2007	4Q 2007	1Q 2008	2Q 2008	3Q 2008	4Q 2008	1Q 2009	2Q 2009	3Q 2009
Non-life gross written and accepted premiums	2.057,4	2.233,7	3.137,1	2.556,5	2.661,3	2.535,9	3.656,5	2.792,5	2.775,6
Life gross written and accepted premiums	933,4	709,1	915,3	728,5	669,4	1.100,8	845,4	1.018,7	813,0
Total gross written and accepted premiums	2.990,8	2.942,8	4.052,4	3.285,0	3.330,7	3.636,7	4.501,9	3.811,2	3.588,6
Net result	169,6	225,9	286,3	243,1	186,2	235,6	287,0	243,6	212,8
Earnings per share (Euro cents)	7,37	9,82	10,59	8,99	6,88	8,65	10,38	8,52	7,40

Million Euros

Note: quarterly earnings per share prior to the third quarter of 2009 have been adjusted for the capital increases undertaken during the year

Reconciliation of earnings per share[1]

MAPFRE

Earnings per share	3Q 07	4Q 07	1Q 08	2Q 08	3Q 08	4Q 08	1Q 09	2Q 09	3Q 09
As reported									
Quarterly EPS	7.43	9.90	10.67	9.06	6.93	8.72	10.46	8.52	7.40
Adjusted (Factor)	0.9924	0.9924	0.9924	0.9924	0.9924	0.9924	0.9924	1 (*)	1 (*)
Quarterly EPS - adjusted	**7.37**	**9.82**	**10.59**	**8.99**	**6.88**	**8.65**	**10.38**	**8.52**	**7.40**

Euro cents

FACTOR APPLIED TO FIGURES UNTIL 1Q09	
Theoretical value of share ex-rights: [(1.71 x 22) + (1.41 x 1)] / (22+1)	1.70
Adjustment factor: (1.70 / 1.71)	0.9924
Where:	
Share price on last day of subscription period (1st April 2009)	1.71
Issue price	1.41
Number of shares prior to capital increase	22
Number of new shares	1

WEIGHTED NUMBER OF SHARES POST-INCREASE	
(*) Number of shares - adjusted weighted average [(a) + (b)]	2,826,632,110
(a) 1 Jan - 14 Apr (104/273) x (No. shares before capital increase / adjustment factor)	1,043,556,065
(b) 15 Apr - 30 Sep (170/273) x (No. Shares after capital increase)	1,783,076,045
Where:	
No. shares before capital increase:	2,744,832,287
No. of newly issued shares (14 Apr):	118,578,068
No. shares after capital increase:	2,863,410,355

1) In accordance with IAS 33, the earnings per share up to the date of the last capital increase are multiplied by an adjustment factor which considers the value of the right. Earnings per share after the last capital increase are calculated on the basis of the weighted average number of shares according to the time elapsed since said increase.

Consolidated income statement

MAPFRE

	9M 2009	9M 2008	% 09/08
NON-LIFE INSURANCE AND REINSURANCE			
Gross written and accepted premiums	9,224.6	8,354.9	10.4%
Premiums earned, net of ceded and retroceded reinsurance	7,606.4	6,669.9	14.0%
Net claims incurred and variation in other technical provisions	-5,332.8	-4,610.7	15.7%
Operating expenses, net of reinsurance	-1,874.4	-1,556.3	20.4%
Other technical income and expenses	-30.4	-35.3	-13.9%
Technical Result	**368.8**	**467.6**	**-21.1%**
Net fin'l. income and other non-technical income and expenses	536.4	401.5	33.6%
Result of Non-life business	**905.2**	**869.1**	**4.2%**
LIFE ASSURANCE AND REINSURANCE			
Gross written and accepted premiums	2,677.1	2,313.2	15.7%
Premiums earned, net of ceded and retroceded reinsurance	2,467.6	2,191.5	12.6%
Net claims incurred and variation in other technical provisions	-2,473.5	-2,283.1	8.3%
Operating expenses, net of reinsurance	-398.2	-353.5	12.6%
Other technical income and expenses	-2.6	-5.8	-55.2%
Technical Result	**-406.7**	**-450.9**	**-9.8%**
Net financial income and other non-technical income and expenses	623.7	702.4	-11.2%
Unrealised gains and losses in Unit-Linked products	22.3	-29.4	—
Result of Life business	**239.3**	**222.1**	**7.7%**
OTHER BUSINESS ACTIVITIES			
Operating income	409.6	429.7	-4.7%
Operating expenses	-382.6	-431.2	-11.3%
Other income and expenses	-13.6	-1.0	—
Results from other business activities	**13.4**	**-2.5**	**—**
Result before tax and minority interests	**1,157.9**	**1,088.7**	**6.4%**
Taxes	-334.4	-307.2	8.9%
Result after tax	**823.5**	**781.5**	**5.4%**
Result after tax from discontinued operations	-1.1	-0.9	22.2%
Result for the year	**822.4**	**780.6**	**5.4%**
Result attributable to minority shareholders	-79.0	-65.0	21.5%
Result attributable to the controlling Company	**743.4**	**715.6**	**3.9%**

Non-life loss ratio(1)	70.1%	69.1%	
Non-life expense ratio(1)	25.0%	23.9%	
Non-life combined ratio(1)	**95.1%**	**93.0%**	

Million Euros

1) Ratios as a % of net premiums earned

Profit breakdown by units and companies

MAPFRE

	Net Result	Minority interests	Contribution to consolidated result 9M 2009 € Million	%	Contribution to consolidated result 9M 2008 € Million	%
INSURANCE ACTIVITIES						
LIFE ASSURANCE OPERATING UNIT[1]	99,0		**99,0**	13,3%	119,6	16,7%
MAPFRE FAMILIAR[2]	345,5		**345,5**	46,5%	382,9	53,5%
MAPFRE EMPRESAS[2]	62,6		**62,6**	8,4%	87,7	12,3%
OTHER ACTIVITIES						
MAPFRE INMUEBLES	-9,5		**-9,5**	-1,3%	-20,5	-2,9%
MAPFRE QUAVITAE	0,1	0,0	**0,1**	0,0%	-0,5	-0,1%
BANCO DE S.F. CAJA MADRID - MAPFRE			**-25,3**	-3,4%	2,9	0,4%
Other companies and consolidation adjustments						—
COMPANIES OPERATING MAINLY IN SPAIN			472,4	63,6%	572,1	79,9%
MAPFRE AMERICA	85,5	-9,5	**76,0**	10,2%	66,3	9,3%
MAPFRE RE	83,3	-7,1	**76,2**	10,3%	70,5	9,9%
MAPFRE ASISTENCIA	10,5		**10,5**	1,4%	9,4	1,3%
INTERNATIONAL OPERATING UNIT[3]	86,8	-10,8	**76,0**	10,2%	11,3	1,6%
COMPANIES OPERATING MAINLY ABROAD			238,7	32,1%	157,5	22,0%
Other companies and consolidation adjustments			**32,3**	4,3%	-14,0	-2,0%
MAPFRE S.A.			743,4	100,0%	715,6	100,0%

Million Euros

1) Includes BANKINTER VIDA, CCM VIDA Y PENSIONES, UNION DUERO VIDA and DUERO PENSIONES
2) Figures for MAPFRE FAMILIAR include the AGRICULTURAL AND LIVESTOCK UNIT's retail business portfolio. The rest of the AGRICULTURAL AND LIVESTOCK UNIT's business is included in MAPFRE EMPRESAS
3) Includes THE COMMERCE GROUP (USA), MAPFRE INSULAR (the Philippines), GENEL SIGORTA (Turkey) and the business in Portugal

Expense and loss ratios

MAPFRE

COMPANY	RATIOS					
	EXPENSE RATIO(1)		LOSS RATIO(2)		COMBINED RATIO(3)	
	9M 2009	9M 2008	9M 2009	9M 2008	9M 2009	9M 2008
MAPFRE S.A. consolidated	25.0%	23.9%	70.1%	69.1%	95.1%	93.0%
Companies operating primarily in Spain						
MAPFRE FAMILIAR(4)	**18.0%**	17.9%	**71.9%**	70.5%	**89.9%**	88.4%
MAPFRE EMPRESAS(5)	**25.9%**	19.2%	**67.9%**	67.8%	**93.8%**	87.0%
TOTAL NON-LIFE SPAIN	**19.2%**	18.1%	**71.3%**	70.1%	**90.5%**	88.2%
LIFE ASSURANCE OP. UNIT(6)	**1.03%**	0.94%				
Companies operating primarily abroad						
MAPFRE AMERICA	**32.8%**	34.1%	**70.6%**	68.6%	**103.4%**	102.7%
INTERNATIONAL OP. UNIT	**27.0%**	25.4%	**71.8%**	69.8%	**98.8%**	95.2%
INT'L. DIRECT INSURANCE DIVISION	**31.0%**	32.1%	**71.0%**	68.9%	**102.0%**	101.0%
MAPFRE RE	**30.1%**	29.2%	**63.0%**	65.2%	**93.1%**	94.4%
MAPFRE ASISTENCIA	**26.5%**	25.3%	**66.1%**	68.5%	**92.6%**	93.8%

1) (Operating expenses, net of reinsurance + profit sharing and returns – other technical income + other technical expenses) / Net premiums earned. Figures for the Non-life business
2) (Net claims incurred + variation of other technical reserves) / Net premiums earned. Figures for the Non-life business
3) Combined ratio = Expense ratio + Loss ratio. Figures for the Non-life business
4) Figures for MAPFRE FAMILIAR include the AGRICULTURAL AND LIVESTOCK UNIT's retail business portfolio. The rest of the AGRICULTURAL AND LIVESTOCK UNIT's business is included in MAPFRE EMPRESAS
5) Given their importance, the net revenues from the risk classification activities of the Credit and Surety business are subtracted from the numerator of the expense ratio
6) Net operating expenses / average third party funds under management. Annualised figures for MAPFRE VIDA

Breakdown of equity by units and companies

MAPFRE

	Total equity					
	9M 2009		9M 2008			
	Stake		Stake		% Var.	
	Controlling shareholder	Minorities	Controlling shareholder	Minorities	Controlling shareholder	Minorities
MAPFRE FAMILIAR	1,371.7	---	1,363.8	---	---	---
LIFE ASSURANCE OP. UNIT	880.8	---	830.6	---	6.0%	---
MAPFRE EMPRESAS	523.9	---	392.2	---	33.6%	---
MAPFRE AMERICA	1,116.0	139.9	1,047.9	131.3	6.5%	6.5%
MAPFRE RE	792.6	73.6	699.6	65.0	13.3%	13.2%
MAPFRE ASISTENCIA	131.8	---	121.2	---	8.7%	---
INTERNATIONAL OP. UNIT	1,754.5	250.7	1,750.4	250.0	0.2%	0.3%
OTHER COMPANIES	129.8	21.1	156.5	20.7	-17.1%	1.9%

Million Euros

MAPFRE

- Key highlights
- Consolidated financial information
- Business development
- Appendix
- **Financial supplement**
- Contacts

Operating Companies and Units
Key figures

MAPFRE

MAPFRE FAMILIAR (1)

	9M 2009	9M 2008	% 09/08
Gross written and accepted premiums	**3,225.8**	3,365.5	-4.2%
Net premiums earned	**3,044.6**	3,072.1	-0.9%
Underwriting result	**304.6**	356.4	-14.5%
Net financial income	**176.4**	162.6	8.5%
Other business activities	**-3.5**	-0.9	---
Other non-technical results	**-1.7**	10.5	-116.2%
Gross result(2)	**475.8**	528.6	-10.0%
Net result	**345.5**	385.7	-10.4%
Investments	**3,715.4**	3,892.9	-4.6%
Technical reserves	**3,859.1**	4,151.4	-7.0%
Equity	**1,371.7**	1,363.8	0.6%
Non-life loss ratio(3)	**71.9%**	70.5%	
Non-life expense ratio(3)	**18.0%**	17.9%	
Non-life combined ratio(3)	**89.9%**	88.4%	
ROE	**33.9%**	---	

1) Figures for MAPFRE FAMILIAR include the AGRICULTURAL AND LIVESTOCK UNIT's retail business portfolio.
2) Before taxes and minority interests
3) Ratios as a % of net premiums earned

MAPFRE FAMILIAR – by lines

MAPFRE FAMILIAR - Motor

	9M 2009	9M 2008	% 09/08
Gross written and accepted premiums	**1,761.6**	1,940.6	-9.2%
Net premiums earned	**1,808.7**	1,916.8	-5.6%
Underwriting result	**160.5**	210.4	-23.7%
Non-life loss ratio(1)	**77.0%**	74.7%	
Non-life expense ratio(1)	**14.1%**	14.3%	
Non-life combined ratio(1)	**91.1%**	89.0%	

MAPFRE FAMILIAR - Property

	9M 2009	9M 2008	% 09/08
Gross written and accepted premiums	**636.6**	636.0	0.1%
Net premiums earned	**596.9**	549.0	8.7%
Underwriting result	**99.2**	92.2	7.6%
Non-life loss ratio(1)	**57.3%**	57.1%	
Non-life expense ratio(1)	**26.1%**	26.1%	
Non-life combined ratio(1)	**83.4%**	83.2%	

MAPFRE FAMILIAR - Health, Accident and Burial

	9M 2009	9M 2008	% 09/08
Gross written and accepted premiums	**827.6**	788.9	4.9%
Net premiums earned	**639.0**	606.3	5.4%
Underwriting result	**45.1**	53.8	-16.2%
Non-life loss ratio(1)	**71.5%**	69.2%	
Non-life expense ratio(1)	**21.4%**	22.0%	
Non-life combined ratio(1)	**92.9%**	91.2%	

1) Ratios as a % of net premiums earned

Million Euros

Operating Companies and Units
Key figures

MAPFRE

MAPFRE EMPRESAS(1)

	9M 2009	9M 2008	% 09/08
Gross written and accepted premiums	**1,228.7**	1,279.6	-4.0%
- Industrial business	**539.8**	649.7	-16.9%
- Global Risks	**590.2**	510.6	15.6%
- Credit and Surety business	**98.7**	119.3	-17.3%
Net premiums earned	**551.9**	547.9	0.7%
Underwriting result	**34.2**	71.0	-51.8%
Net financial income	**56.3**	50.4	11.7%
Other business activities	**-4.0**	-3.5	14.3%
Other non-technical results	**3.1**	4.5	-31.1%
Gross result (2)	**89.6**	122.4	-26.8%
Net result	**62.6**	85.9	-27.1%
Investments	**1,615.9**	1,516.3	6.6%
Technical reserves	**3,128.9**	2,901.7	7.8%
Shareholders' equity	**523.9**	392.2	33.6%
Non-life loss ratio(3)	**67.9%**	67.8%	
Non-life expense ratio(3)	**25.9%**	19.2%	
Non-life combined ratio(3)	**93.8%**	87.0%	
ROE	**21.4%**	24.5%	

1) Figures for both years include the AGRICULTURAL AND LIVESTOCK UNIT's portfolios which were not transferred to MAPFRE FAMILIAR
2) Before taxes and minority interests
3) Ratios calculated as a % of net premiums earned.

MAPFRE EMPRESAS – by lines

MAPFRE SEGUROS DE EMPRESAS

	9M 2009	9M 2008	% 09/08
Gross written and accepted premiums	**539.8**	649.7	-16.9%
Net premiums earned	**406.2**	421.7	-3.7%
Underwriting result	**32.6**	70.9	-54.1%
Non-life loss ratio(1)	**64.6%**	62.4%	
Non-life expense ratio(1)	**27.3%**	20.8%	
Non-life combined ratio(1)	**91.9%**	83.2%	

GLOBAL RISKS

	9M 2009	9M 2008	% 09/08
Gross written and accepted premiums	**688.9**	630.0	9.4%
Net premiums earned	**145.7**	126.2	15.5%
Underwriting result	**1.7**	0.0	—
Non-life loss ratio(1)	**76.9%**	85.9%	
Non-life expense ratio(1)	**21.9%**	14.1%	
Non-life combined ratio(1)	**98.8%**	100.0%	

1) Ratios calculated as a % of net premiums earned

Million Euros

Operating Companies and Units
Key figures

MAPFRE

LIFE ASSURANCE OP. UNIT

	9M 2009	9M 2008	% 09/08
Technical Reserves excluding shadow accounting	**15,409.5**	15,431.4	-0.1%
Shadow accounting adjustments	**744.4**	150.4	---
Technical Reserves IFRS	**16,153.9**	15,581.8	3.7%
Mutual Funds and managed portfolios	**2,529.0**	3,222.0	-21.5%
Pension Funds	**3,638.8**	3,435.4	5.9%
Funds under management			
IFRS	**22,321.7**	22,239.2	0.4%
Excluding the effect of "shadow accounting"	**21,577.3**	22,088.8	-2.3%
Gross written and accepted premiums	**1,822.9**	1,662.4	9.7%
Net premiums earned	**1,743.5**	1,587.2	9.8%
Underwriting and financial result	**144.3**	147.5	-2.2%
Other business activities	**38.9**	49.8	-21.9%
Other non technical results	**0.0**	0.0	---
Gross result (1)	**183.2**	197.3	-7.1%
Net result	**99.0**	122.3	-19.1%
Investments	**17,158.7**	16,704.0	2.7%
Shareholders' equity	**880.8**	830.6	6.0%
Expense Ratio(2)	**1.03%**	0.94%	
ROE	**14.7%**	17.6%	

1) Before taxes and minority interests
2) Net operating expenses / average third-party funds under management. Annualised figures

MAPFRE AMERICA

	9M 2009	9M 2008	% 09/08
Gross written and accepted premiums	**3,147.0**	2,640.9	19.2%
- Life	**688.3**	545.1	26.3%
- Non-life	**2,458.7**	2,095.8	17.3%
Net premiums earned	**2,397.5**	1,982.3	20.9%
Underwriting and financial result	**156.3**	117.0	33.6%
Other business activities	**0.0**	0.0	---
Other non-technical results	**8.6**	7.9	8.9%
Gross result (1)	**164.9**	125.1	31.8%
Net result	**85.5**	74.6	14.6%
Investments	**3,117.7**	2,513.3	24.0%
Technical reserves	**3,397.0**	2,942.6	15.4%
Shareholders' equity	**1,255.9**	1,179.2	6.5%
Non-life loss ratio(2)	**70.6%**	68.6%	
Non-life expense ratio(2)	**32.8%**	34.1%	
Non-life combined ratio(2)	**103.4%**	102.7%	
ROE	**10.2%**	9.4%	

1) Before taxes and minority interests
2) Ratios as a % of net premiums earned

Million Euros

Operating Companies and Units
Key figures

MAPFRE

INTERNATIONAL OP. UNIT[1]

	9M 2009	9M 2008	% 09/08
Gross written and accepted premiums	**1,285.1**	723.3	77.7%
Net premiums earned	**1,119.6**	608.6	84.0%
Underwriting result	**6.9**	18.9	-63.6%
Net financial income	**115.0**	20.5	461.0%
Other business activities	**-3.3**	0.1	—
Other non-technical results	**4.0**	3.3	23.5%
Gross result[2]	**122.6**	42.7	187.0%
Net result	**86.8**	12.8	580.9%
Investments	**2,337.9**	2,456.5	-4.8%
Technical reserves	**1,807.1**	1,969.7	-8.3%
Shareholders' equity	**2,005.2**	2,000.4	0.2%
Non-life loss ratio[3]	**71.8%**	69.8%	
Non-life expense ratio[3]	**27.0%**	25.4%	
Non-life combined ratio[3]	**98.8%**	95.2%	
ROE	**6.5%**	2.0%	

1) Figures shown for the INTERNATIONAL OP. UNIT include in both years the items corresponding to the branch in Portugal of MAPFRE VIDA. Before taxes and minority interests
2) Ratios as a % of net premiums earned

MAPFRE GENEL SIGORTA

	9M 2009	9M 2008	% 09/08
Gross written and accepted premiums	**163.3**	181.9	-10.2%
- Life	**4.1**	6.4	-35.9%
Net premiums earned	**118.8**	121.8	-2.5%
Underwriting result	**-3.5**	2.7	—
Net financial income	**27.3**	36.6	-25.4%
Other business activities	**0.0**	0.0	—
Other non-technical results	**1.9**	2.6	-26.9%
Gross result[1]	**25.7**	41.8	-38.5%
Net result	**20.4**	33.4	-38.9%
Investments	**271.5**	386.9	-29.8%
Technical reserves	**266.9**	272.0	-1.9%
Shareholders' Equity	**223.7**	255.4	-12.4%
Non-life loss ratio[2]	**77.7%**	78.9%	
Non-life expense ratio[2]	**23.2%**	14.4%	
Non-life combined ratio[2]	**100.9%**	93.3%	
ROE	**14.0%**	16.5%	

1) Before taxes and minority interests
2) Ratios as a % of net premiums earned

Million Euros

Operating Companies and Units
Key figures

THE COMMERCE GROUP[1]

	9M 2009	9M 2008	% 09/08
Gross written and accepted premiums	**994.4**	940.1	5.8%
Net premiums earned	**906.3**	855.5	5.9%
Underwriting result	**19.7**	38.7	-49.1%
Net financial income	**74.5**	-13.6	—
Other business activities	**0.0**	0.0	—
Other non-technical results	**4.2**	-5.6	—
Gross result[2]	**98.4**	19.6	401.5%
Net result	**70.0**	-5.8	—
Investments	**1,633.2**	1,586.8	2.9%
Technical reserves	**1,217.7**	1,313.5	-7.3%
Shareholders' Equity	**911.4**	777.8	17.2%
Non-life loss ratio[3]	**71.2%**	67.3%	
Non-life expense ratio[3]	**26.6%**	28.2%	
Non-life combined ratio[3]	**97.8%**	95.5%	
ROE	**10.2%**	—	

1) Company consolidated from 31.5.2008 onwards
2) Before taxes and minority interests
3) Ratios as a % of net premiums earned

MAPFRE RE

	9M 2009	9M 2008	% 09/08
Gross written and accepted premiums	**1,553.0**	1,355.3	14.6%
- of which Life premiums	**136.1**	95.9	41.9%
Net premiums earned	**984.2**	857.0	14.8%
Underwriting result	**63.9**	51.3	24.6%
Net financial income	**54.8**	59.6	-8.1%
Other business activities	**0.0**	0.0	—
Other non-technical results	**-2.1**	-1.3	-61.5%
Gross result [1]	**116.6**	109.6	6.4%
Net result	**83.3**	77.1	8.0%
Investments	**2,300.9**	2,118.8	8.6%
Technical reserves	**2,240.1**	1,998.4	12.1%
Shareholders' equity	**866.3**	764.6	13.3%
Non-life loss ratio[2]	**63.0%**	65.2%	
Non-life expense ratio[2]	**30.1%**	29.2%	
Non-life combined ratio[2]	**93.1%**	94.4%	
ROE	**13.5%**	12.9%	

1) Before taxes and minority interests
2) Ratios as a % of net premiums earned

Million Euros

Operating Companies and Units
Key figures

MAPFRE

BANCO DE SERVICIOS FINANCIEROS CAJA MADRID-MAPFRE (Affiliate company)

	9M 2009	9M 2008	% 09/08
Net interest income	**113.5**	93.1	21.9%
Operating revenues	**115.7**	93.0	24.4%
Operating profits	**72.6**	50.4	44.0%
Provisions	**-134.8**	-37.7	---
Gross result[1]	**-67.3**	12.5	—
Net result	**-51.6**	5.9	---
Lending portfolio (net)	**6,206.6**	6,582.8	-5.7%
Shareholders' equity	**401.4**	459.3	-12.6%
Cost/income ratio[2]	**34.7%**	43.9%	
NPL ratio	**8.1%**	4.0%	
Coverage ratio	**45.2%**	51.4%	
BIS ratio	**8.2%**	9.8%	

1) Before taxes and minority interests
2) Operating expenses/Operating revenues

MAPFRE INMUEBLES

	9M 2009	9M 2008	% 09/08
Operating revenues	**28.1**	48.4	-41.9%
EBIT	**1.6**	-10.9	—
Net financial income	**-15.2**	-18.7	18.7%
Gross result[1]	**-13.6**	-29.6	54.1%
Net result	**-9.5**	-20.5	53.7%
Stock	**669.9**	687.9	-2.6%
Debt	**620.3**	517.7	19.8%
Shareholders' equity	**102.1**	123.6	-17.4%
Real estate units under construction	**123**	334	-63.2%
Real estate units finished, pending sale	**194**	36	—
Land (buildable floor space, thousand m^2)	**527.0**	536.1	-1.7%
Floor space - under construction (thousand m^2)	**19.0**	51.7	-63.2%

1) Before taxes and minority interests

Million Euros

Operating Companies and Units
Key figures

MAPFRE

MAPFRE ASISTENCIA

	9M 2009	9M 2008	% 09/08
Operating income	**370.0**	331.1	11.7%
- Gross written and accepted premiums	**262.3**	237.8	10.3%
- Other income	**107.7**	93.3	15.4%
Net premiums earned	**229.1**	207.5	10.4%
Underwriting result	**16.9**	12.9	31.0%
Net financial income	**0.5**	1.4	-64.3%
Other business activities	**-1.9**	-1.3	46.2%
Other non-technical results	**0.0**	-0.2	-100.0%
Gross result (1)	**15.5**	12.7	22.0%
Net result	**10.5**	9.4	11.7%
Investments	**38.2**	46.8	-18.4%
Technical reserves	**186.9**	202.2	-7.6%
Shareholders' equity	**131.8**	121.2	8.7%
Non-life loss ratio(2)	**66.1%**	68.5%	
Non-life expense ratio(2)	**26.5%**	25.3%	
Non-life combined ratio(2)	**92.6%**	93.8%	
ROE	**9.4%**	8.6%	

1) Before taxes and minority interests
2) Ratios as a % of net premiums earned

MAPFRE QUAVITAE (1)

	9M 2009	9M 2008	% 09/08
Operating revenues	**102.8**	89.2	15.2%
EBIT	**1.8**	0.7	157.1%
Total financial income	**-1.1**	-1.8	38.9%
Gross result(2)	**0.7**	-1.1	163.6%
Net result	**0.1**	-0.9	111.1%
Financial debt	**35.7**	45.0	-20.7%
Shareholders' equity	**48.8**	47.7	2.3%
Residential centres	**21**	19	10.5%
Residential places	**3,388**	3,153	7.5%
Day-centres	**34**	28	21.4%
Day-centres places	**1,416**	1,279	10.7%
Teleassistance users	**22,622**	20,223	11.9%
Home assistance users	**15,557**	11,533	34.9%

1) MAPFRE QUAVITAE is managed by the ASSISTANCE OPERATING UNIT, although MAPFRE S.A. controls the majority of its share capital
2) Before taxes and minority interests

Million Euros

MAPFRE

- Key highlights
- Consolidated financial information
- Business development
- Appendix
- Financial supplement
- **Contacts**

Investor Relations Department

MAPFRE

Luigi Lubelli	Finance Director	+34-91-581-6071
Jesús Amadori Carrillo	Head of Investor Relations	+34-91-581-2086
Alberto Fernández-Sanguino	Investor Relations	+34-91-581-2255
Natalia Núñez Arana	Investor Relations	+34-91-581-8664
Antonio Triguero Sánchez	Investor Relations	+34-91-581-5211
Marisa Godino Álvarez	Assistant	+34-91-581-2985

MAPFRE S.A.
Investor Relations Department
Carretera de Pozuelo, nº 52
28220 Majadahonda
relacionesconinversores@mapfre.com

Disclaimer

MAPFRE

This document is purely informative. Its content does not constitute, nor can it be interpreted as, an offer or an invitation to sell, exchange or buy, and it is not binding on the issuer in any way. The information about the plans of the Company, its evolution, its results and its dividends represents a simple forecast whose formulation does not represent a guarantee with respect to the future performance of the Company or the achievement of its targets or estimated results. The recipients of this information must be aware that the preparation of these forecasts is based on assumptions and estimates, which are subject to a high degree of uncertainty, and that, due to multiple factors, future results may differ materially from expected results. Among such factors, the following are worth highlighting: the development of the insurance market and the general economic situation of those countries where the Group operates; circumstances which may affect the competitiveness of insurance products and services; changes in the basis of calculation of mortality and morbidity tables which may affect the insurance activities of the Life and Health segments; frequency and severity of claims covered; effectiveness of the Groups reinsurance policies and fluctuations in the cost and availability of covers offered by third party reinsurers; changes in the legal environment; adverse legal actions; changes in monetary policy; variations in interest rates and exchange rates; fluctuations in liquidity and the value and profitability of assets which make up the investment portfolio; restrictions in the access to third party financing.

MAPFRE S.A. does not undertake to update or revise periodically the content of this document.